KGIC BUSINESS COLLEGE (2010) CORP.

(“Sprott-KGIC”)

- and-

KGIC LANGUAGE COLLEGE (2010) CORP.

(“Sprott-KGIBC”)

(collectively, Sprott-KGIC and Sprott-KGIBC are the “Purchaser”)

- and -

LIMPARK INVESTMENTS LTD.

(“LIMPARK”)

- and -

KGIB COLLEGE CORP.

(“KCOLLEGE VICTORIA”)

- and -

KGIC COLLEGE INC.

(“KCOLLEGE”)

- and -

664054 B.C. LTD.

(“KGIC SURREY”)

- and –

LIMKWON INVESTMENTS LTD.

(“LIMKWON”)

- and -

KGIBC TORONTO INC.

(“KGIBC TORONTO”)

- and –

PAEK INVESTMENT CORPORATION

(“PAEK”)

(collectively, Limpark , KCollege Victoria, KCollege, KGIC Surrey, Limkwon, KGIBC Toronto and Paek are the “Vendors”)

- and -

SUNG S. LIM

(“Lim”)

(the “Covenantor”)
ASSET PURCHASE AGREEMENT

March 15, 2010

TABLE OF CONTENTS

1. ARTICLE	6
1.1 Defined Terms	6
1.2 Knowledge	13
1.3 Including	13
1.4 Schedules	13
1.5 Currency	13
1.6 Choice of Law	13
1.7 Interpretation Not Affected by Headings or Party Drafting	13
1.8 Number and Gender	13
1.9 Time of Essence	14
1.10 Statutes	14
2. PURCHASE AND SALE	14
2.1 Purchase and Sale	14
2.2 Purchase Price	14
2.3 Allocation of the Purchase Price	14
2.4 Payment of Purchase Price	14
2.5 Assumed Liabilities	15
2.6 INTENTIONALLY DELETED	15
2.7 Adjustment based on Negative Working Capital	16
2.8 Post Closing Payments	16
2.9 Tuition Refunds	17
2.10 Audit of Purchaser Earn Out Statements	17
2.11 Employee Contracts	17
2.12 Non-Assignable Contracts and Licenses	17
2.13 PCTIA REQUIREMENTS	17
2.14 TESL Requirements	17
2.15 PCCA Requirements	18
3. REPRESENTATIONS AND WARRANTIES	18
3.1 Representations and Warranties of the Vendors and Covenantor	18
3.2 Representations and Warranties of the Purchaser	27
3.3 Survival of Representations and Warranties	28

4. VENDORS’ OBLIGATIONS PRIOR TO CLOSING	28
4.1 Vendors’ Obligations	28
5. CLOSING	28
5.1 Closing	28
5.2 Delivery of Documents	29
5.3 Preparation of Documents	30
5.4 Delivery to Escrow Agent	30
5.5 Discharge of Encumbrances by Vendors	30
5.6 Purchaser’s Obligation to Close	31
5.7 Conditions for the Benefit of the Vendors	31
5.8 GST	31
5.9 Provincial Sales Tax	31
5.10 Vendors’ and Covenantor’s Cooperation Following Closing	32
6. INDEMNIFICATION	32
6.1 Indemnity	32
6.2 Procedures Relating to Indemnity Claims	33
6.3 Right to Contest	34
6.4 Calculation and Adjustments	34
6.5 Subrogation	34
6.6 Mitigation	34
7. ARBITRATION	34
7.1 Reasonable Commercial Efforts to Settle Disputes	34
7.2 Arbitration	35
8. GENERAL PROVISIONS	35
8.1 Public Disclosure	35
8.2 Further Assurances	35
8.3 Remedies Cumulative	35
8.4 Notices	36
8.5 Counterparts	37
8.6 Legal and Other Professional Fees	37
8.7 Assignment	37
8.8 Personal Data	37
8.9 Successors and Assigns	37
8.10 Entire Agreement	37
8.11 Waiver	37
8.12 Amendments	37
8.13 Survival	38

SCHEDULES

Allocation of Purchase Price	Schedule 2.3
Adjustment to Purchase Price for cash and cash equivalents	Schedule 2.7
Assumed Liabilities	Schedule 1.1(f)
Business	Schedule 1.1(j)
Commitments for Capital Expenditures	Schedule 3.1(p)
Dormitory Agreement(s)	Schedule 5.2(k)
Educational Accreditations and Approvals	Schedule 3.1(z)
Employee Benefits	Schedule 3.1(nn)
Employees and Contractors	Schedule 3.1(ii)
Employee Policy Manuals and Employee Handbooks	Schedule 3.1(mm)
Employment Agreement of Steven Sohn	Schedule 5.2(i)
Employment Agreement with Sung S. Lim	Schedule 5.2(j)
Escrow Agreement	Schedule 1.1(ee)
Foreign Representatives	Schedule 3.1(qq)
Forecast of Performance	Schedule 4.1(a)
Form Student Contract	Schedule 1.1(kk)
Guarantees, Warranties and Discounts	Schedule 3.1(y)
Insurance	Schedule 3.1(oo)
Intellectual Property	Schedule 3.1(w)
Leases of Personal Property	Schedule 3.1(v)
Leased Premises	Schedule 3.1(s)
Licenses, Agency, Distribution and Royalty Agreements	Schedule 3.1(w)
Litigation and Other Proceedings	Schedule 3.1(q)
Material Contracts	Schedule 3.1(gg)
Negative Working Capital Calculation	Schedule 1.1(kkk)
No Other Purchase Agreement or Commitments	Schedule 8.10
Corporate Organization Chart	Schedule M
Partnerships	Schedule 3.1(g)
PCCA Courses	Schedule 3.1(z)(ii)
PCTIA Courses	Schedule 3.1(z)
Pre-Closing Date Statements	Schedule 1.1(eeee)
Purchased Assets	Schedule 1.1(gggg)
TCAF Premium and Bonding Requirements	Schedule 3.1(ee)
TESL Courses	Schedule 3.1(z)
Trust Agreement	Schedule 5.2(n)
Vendors Bank Accounts	Schedule 1.1(vvvv)
Vendors’ Contractual and Regulatory Approvals	Schedule 3.1(b)

THIS ASSET PURCHASE AGREEMENT is made as of the 15th day of March, 2010

BETWEEN:

KGIC BUSINESS COLLEGE (2010) CORP.

(“Sprott-KGIC”)

- and-

KGIC LANGUAGE COLLEGE (2010) CORP.

(“Sprott-KGIBC”)

(collectively, Sprott-KGIC and Sprott-KGIBC are the “Purchaser”)

- and -

LIMPARK INVESTMENTS LTD.

(“LIMPARK”)

- and –

KGIB COLLEGE CORP.

(“KCOLLEGE VICTORIA”)

-and-

KGIC COLLEGE INC.

(“KCOLLEGE”)

- and –

664054 B.C. LTD.

(“KGIC SURREY”)

- and –

LIMKWON INVESTMENTS LTD.

(“LIMKWON”)

- and -

KGIBC TORONTO INC.

(“KGIBC TORONTO”)

- and –

PAEK INVESTMENT CORPORATION

(“PAEK”)

(collectively, Limpark , KCollege Victoria, KCollege, KGIC Surrey, Limkwon,KGIBC Toronto and Paek are the “Vendors”)

- and -

SUNG S. LIM

(“Lim”)

(the “Covenantor”)

WHEREAS:

Vancouver Operations

A. Limpark, doing business as KGIBC Vancouver, carries on the business of offering diploma courses in business management, hotel management and other education programs and operates as Canada TESOL Centre offering the TESL Advanced Programs at 728 Granville St., Vancouver, B.C.

B. Limpark, doing business as Canada TESOL Centre (formerly King George International Business College), carries on the business of offering the TESL Advanced Programs and other educational programs at 450 – 1188 West Georgia St., Vancouver, B.C.

C. KCollege, doing business as KGIC Vancouver, carries on the business of offering English as a Second Language (“ESL”) and other education programs at 201 - 1400 Robson Street, Vancouver, B.C.

Victoria

D. KCollege Victoria, doing business as King George International Business College, carries on the business of offering diploma courses in business management, hotel management and other education programs at Main Level 31 Bastion Square, Victoria, B.C.

E. KCollege Victoria, doing business as Canada TESOL Centre, carries on the business of offering the TESL Advanced Programs and other educational programs at Main Level 31 Bastion Square, Victoria, B.C.

F. Paek, doing business as KGIC Victoria, carries on the business of offering ESL and other education programs at Unit 103 - 31 Bastion Square, Victoria, B.C.

Surrey, B.C.

G. KGIC Surrey, doing business as King George International College, carries on the business of offering ESL and other education programs at 200 - 10524 King George Highway, Surrey, B.C.

Toronto, Ontario

H. KGIBC Toronto, doing business as KGIBC Toronto, carries on the business of business management, hotel management and other education programs at 201 - 700 Eglinton Ave., Toronto, Ontario.

I. KGIBC Toronto, doing business as Canada TESOL Centre, carries on the business of offering the TESL Advanced Programs and other educational programs at 201 - 700 Eglinton Ave., Toronto, Ontario.

J. Limkwon, doing business as KGIC Toronto, carries on the business of offering ESL and other education programs at 7th floor - 150 Eglinton Ave, Toronto, Ontario and prior to the Closing Date will open a location at #410-1791 Barrington St., Halifax,, Nova Scotia at which it will offer ESL programs.

K. Lim is a shareholder of all of the Vendors except Paek, KGIC Surrey and KCollege Victoria.

L. The Purchaser wishes to purchase and the Vendors wish to sell certain of their assets in accordance with the provisions of this Agreement.

M. Attached hereto as Schedule M is a full corporate diagram setting out the Vendors and their respective operations.

NOW THEREFORE, in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.  ARTICLE

1.1  Defined Terms

Whenever used in this Agreement, including the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

(a)	“Accounts Receivable” means all accounts receivable, book debts and other debts due or accruing due to the Vendors;

(b)	“Affiliate” has the meaning ascribed thereto in the BC Act;

(c)	“arm’s length” shall have the meaning normally ascribed to such a term under the ITA;

(d)
“Approval” means any approval, license and/or authorization of any nature or kind granted by any Approving Authority with respect to the operations of the Vendors or any of them in all jurisdictions including jurisdictions outside of Canada and including the BC Approvals, Ontario Approvals and Nova Scotia Approvals;

(e)	“Approving Authority” means any governmental body, regulatory authority or any other person having jurisdiction over any educational matter or business operation of any Person;

(f)	“Assumed Liabilities” means only those liabilities set out in Schedule 1.1(f);

(g)
“Authorization” means, with respect to any Person, any filing with or notification to, or order, permit, approval, consent, waiver, license, registration, clearance or similar authorization of any Government Agency having jurisdiction over the Person;

(h)	“BC Act” means the Business Corporations Act (British Columbia), SBC 2002, Chap. 57;

(i)	“BC Approvals” means all required Approvals from all Approving Authorities including Approvals from PCTIA, TESL and Languages Canada;

(j)	“Business” means the business and undertaking of the Vendors consisting of those operations generally described on Schedule 1.1(j);

(k)	“Business Day” means any day other than a day which is a Saturday, a Sunday or a day on which banks in Vancouver, British Columbia are not generally open for business;

(l)	“CIBT Shares” means shares of CIBT Education Group Inc. as currently constituted;

(m)	“CIBT Share Value” means, for August 31, 2010 (the “Share Valuation Day”):

(i)
if, on the Share Valuation Day, the CIBT Shares are listed on the TSX and the TSX is making the VWAP available, the arithmetic average of the VWAP on the 30 days prior to the Share Valuation Day that the VWAP is available;

(ii)
if, on the Share Valuation Day, the CIBT Shares are listed on the TSX but the TSX is not making the VWAP available, the arithmetic average of the closing price of CIBT Shares on the TSX on the 30 trading days immediately preceding the Share Valuation Day;

(iii)
if, on the Share Valuation Day, the CIBT Shares are not listed on the TSX but are listed on another stock exchange, the arithmetic average of the closing price of CIBT Shares on such other stock exchange on the 30 Trading Days immediately preceding the Share Valuation Day; and

(iv)
if the CIBT Shares are not then listed on the TSX or any other stock exchange, the fair market value of a CIBT Share on the Share Valuation Day as determined by agreement of the Parties or failing such agreement by arbitration in accordance with Section 7.2; and, for purposes of the foregoing, “VWAP” means the Volume Weighted Average Trading Price for CIBT Shares as determined by the TSX;

(n)
“Claims” means, in respect of any matter, all claims, liabilities, demands, costs, damages, assessments, expenses, losses, suits, orders, actions, proceedings (governmental, administrative or otherwise), judgments, reviews, inquiries, investigations, audits, obligations and debts, including interest, penalties, fines, court costs and legal and other professional fees and disbursements, arising directly or indirectly as a consequence of such matter;

(o)	“Closing” has the meaning ascribed thereto in Section 5;

(p)	“Closing Date” means March 12, 2010 or such other date as the parties may agree upon in writing;

(q)	“Closing Time” means 11:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the parties may agree;

(r)	“Condition” means, with respect to any Person, the condition of the assets, liabilities, operations, activities, earnings, prospects, affairs and financial position of the Person;

(s)	“Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, certificate, instrument or other commitment, whether written or oral;

(t)	“Dispute” has the meaning ascribed thereto in Section 7.1;

(u)	“Earn Out” has the meaning ascribed thereto in Section 2.4(c);

(v)
“EBITDA” means normalized earnings before interest, taxes, depreciation and amortization derived by the Purchaser from the operations of the Business purchased pursuant to this Agreement and as subsequently operated by the Purchaser calculated in accordance with GAAP and the term “normalized” as used in this definition shall include a mutually agreed upon fair market management fee to be charged by a related company for head office management, whether or not such management fee is actually paid, to be arbitrated if the parties cannot agree;

(w)
“EBITDA Shortfall” means the amount by which Milestone EBITDA for any period exceeds the actual EBITDA and “EBITDA Shortfall Percentage” means the fraction the numerator of which is the EBITDA Shortfall and the denominator of which is the Milestone EBITDA multiplied by 100 (to equate to a percentage);

(x)
“Employee Plans” means all oral or written plans, arrangements, agreements, programs, policies, practices or undertakings, formal or informal, with respect to all of the current and/or former directors, officers, employees, independent contractors or agents of the Vendors or any person forming part of the Vendors which provide for or relate to:

(i)
bonus, profit sharing or deferred profit sharing, performance compensation, deferred or incentive compensation, share compensation, share purchase or share option purchase, share appreciation rights, phantom stock, vacation or vacation pay, sick pay, employee loans, or any other compensation in addition to salary (“Incentive Plans”);

(ii)
retirement or retirement savings, including, registered or unregistered pension plans, pensions, supplemental pensions, registered retirement savings plans (“RRSP”), RRSP matching benefits and retirement compensation arrangements (“Pension Plans”);

(iii)
insured or self-insured benefits for or relating to income continuation or other wage loss benefits (including short term disability, long term disability and workers compensation), hospitalization, health, welfare, legal costs or expenses, medical or dental treatments or expenses, life insurance, accident, death or survivor’s benefits, supplementary employment insurance, day care, tuition or professional commitments or expenses or similar employment benefits (“Benefit Plans”); or

(iv)	indemnity agreements or insurance policies for directors and officers;

(y)
“Encumbrances” means mortgages, charges, pledges, security interests, liens, encumbrances, actions, rights and claims, adverse interests, acquisition rights of third parties, demands and equities of any nature, whatsoever or howsoever arising, and any rights or privileges capable of becoming any of the foregoing;

(z)	“Environment” has the meaning ascribed thereto in Section 3.1(r);

(aa)	“Environmental Laws” has the meaning ascribed thereto in Section 3.1(r);

(bb)	“Environmental Permits” has the meaning ascribed thereto in Section 3.1(r);

(cc)
“Equipment Contracts” means motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements binding upon the Vendors or any of them relating to equipment and/or vehicles;

(dd)	“Escrow Agent” means the Purchaser’s Counsel, the escrow agent set out in the Escrow Agreement;

(ee)	“Escrow Agreement” means an agreement to be dated as of the Closing Date, executed by Purchaser, the Vendors and the Escrow Agent in the form attached hereto as Schedule 1.1(ee);

(ff)	“Escrow Money” initially has the meaning ascribed thereto in Section 2.4(b) and after Closing means the monies held by the Escrow Agent from time to time pursuant to The Escrow Agreement;

(gg)	“Expert” has the meaning ascribed thereto in Section 2.10;

(hh)	“Financial Statements” means, collectively, the Vendors’ Statements, the Pre-Closing Date Statements and the Post-Closing Date Statements;
(ii)	“Foreign Agent” has the meaning ascribed thereto in Section 3.1(qq);

(jj)	“Foreign Agent Agreement” has the meaning ascribed thereto in Section 3.1(qq);

(kk)	”Form Student Contract” means that agreement attached as Schedule 1.1(kk) and “Student Contracts” mean all such contracts entered into between the Vendors, or any of them, with their students;

(ll)
“generally accepted accounting principles” or “GAAP” means the international financial reporting standards (IFRS) applicable in Canada for the time period of the financial statements referred to or calculations, as the case may be;

(mm)
“Government Agencies” means any federal, provincial, state, municipal, local or other government or governmental agency, board, commission or authority, domestic or foreign and “Government Agency” means any one of them;

(nn)	“Government Assistance Programs” has the meaning ascribed thereto in Section 3.1(rr);

(oo)	“Hazardous Substance” has the meaning ascribed thereto in Section 3.1(r);

(pp)	“Indemnification Event” has the meaning ascribed thereto in Section 6.2;

(qq)	“Indemnified Party” has the meaning ascribed thereto in Section 6.2;

(rr)	“Indemnifying Party” has the meaning ascribed thereto in Section 6.2;

(ss)	“Independent Accountants” means Deloitte & Touche LLP or such other Canadian Chartered Accountants as may be retained by the Purchaser from time to time on behalf of the Vendors;

(tt)	“Insurance Benefits” has the meaning ascribed thereto in Section 6.4(a)(i);

(uu)	“IP Assets” means:

(i)	any and all IP Rights as set out in Part I of Schedule 3.1(w) (the “Owned IP”), and

(ii)
the rights of the Vendors or any of them in IP Rights that are not owned by the Vendors or any of them and that are used in the operation, conduct or maintenance of the Business, as it is currently and has historically been operated, conducted or maintained as set out in Part II of Schedule 3.1(w) (the “Licensed IP”), including the IP Rights described in Schedule 3.1(w);

(vv)
“IP Rights” means any and all industrial or intellectual property (whether foreign or domestic, registered or unregistered) including: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions and re-examinations thereof; (ii) all trade marks (whether registered or unregistered) trade names, trade dress, logos, business names, corporate names, domain names, uniform resource locators (URL’s) and the internet websites related thereto, including website text, graphics, images and other content, and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (iii) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (iv) all industrial designs and all applications, registrations and renewals in connection therewith; (v) all proprietary, technical or confidential information, including all trade secrets, processes, procedures, know how, show how, formulae, methods, data, compilations, databases and the information contained therein; (vi) all computer software (including all source code, object code and related documentation); and (vii) any industrial or intellectual property that may exist, arise or be embodied in those items set out in Schedule 3.1(w) together with: (a) all copies and tangible embodiments of the foregoing (in whatever form or medium); (b) all improvements, modifications, translations, adaptations, refinements, derivations and combinations thereof; and (c) all intellectual property rights related thereto;

(ww)	“ITA” means the Income Tax Act (Canada), as amended;

(xx)	“Labour Representatives” has the meaning ascribed thereto in Section 3.1(ll);

(yy)	“Languages Canada” means Languages Canada, an organization providing accreditation to Persons offering ESL courses;

(zz)
“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, guidelines, and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used;

(aaa)	“Leases” has the meaning ascribed thereto in Section 3.1(s);

(bbb)	“Leased Premises” has the meaning ascribed thereto in Section 3.1(s);

(ccc)	“Letter of Intent” means the letter of intent dated December 16, 2009 between KGIC Education Group and CIBT Education Group Inc. as amended or extended from time to time;

(ddd)	“Licenses” means all licenses, permits, Authorizations, registrations, certificates, franchises and qualifications required to own properties and assets and any on the Business as presently conducted;

(eee)
“Losses” means any and all net financial losses, damages, liabilities, obligations, penalties, encumbrances, assessments, costs and expenses sustained, suffered or incurred by the Party seeking indemnification as a direct result of any Indemnification Event;

(fff)
“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any change or effect (or any Condition, event or development involving a prospective change or effect) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Person which is materially adverse to the business of that Person;

(ggg)
“Material Contract” means a written Contract that would reasonably be expected to result in revenues or expenditures to the Vendors or any of them (or the Purchaser, as assignee thereof) in any twelve month period after the Closing of $5,000.00 or more and which cannot be terminated with less than three months notice on a without penalty basis.

(hhh)	“MTCU” means Ontario Ministry of Training, Colleges and Unviversities;

(iii)
“MTCU LOC Assignment Documents” means documents satisfactory to the Purchaser pursuant to which the Vendors assign all their, right, title and interest in Letters of Credit or other guarantee documents (“LOC’s”) lodged with MTCU and all related bank deposits provided to the Vendors banks to secure issuance of the said LOC’s’

(jjj)
“Milestone EBITDA” means the EBITDA for such period as set out for calculating the Earn Out in Section 2.4(c) and “Milestone Net Revenue” means the Net Revenue for such period shown in the same Section;

(kkk)
“Negative Working Capital” means the amount by which the current liabilities, excluding the current portion of long term debt and capital leases of the Vendors, exceeds current assets of the Vendors, an example calculation of which is set forth in Schedule 1.1(kkk).  Such calculation shall include deferred revenue only to 75% of the actual amount as stated in the Financial Statements;

(lll)
“Net Revenue” means tuition revenues received by the Purchaser from students who have enrolled in the educational courses provided by the Purchaser in Diploma Courses, TESL Courses and ESL courses offered by the Purchaser minus:

(i)
that portion of the revenues which is determined under GAAP as “deferred revenue”, as prepaid unearned revenue and or any other liability associated with amounts paid by students for courses which have not been fully delivered at the end of the period for which revenue is calculated;

(ii)	refunds and/or rebates; and

(iii)	taxes of any nature or kind including GST and/or HST if applicable;

(mmm)
“Net Revenue Shortfall” means the amount by which Milestone Net Revenue for any period exceeds the actual Net Revenue and “Net Revenue Shortfall Percentage” means the fraction the numerator of which is the Net Revenue Shortfall and the denominator of which is the Milestone Net Revenue multiplied by 100 (to equate to a percentage);

(nnn)	“Non-Competition and Confidentiality Agreement” means the non-competition and confidentiality agreement to be entered into on Closing Date by each of the Vendors and where required, their principals

(ooo)	“Nova Scotia Approvals” means all required Approvals from all Approving Authorities including Languages Canada;

(ppp)	“Ontario Act” means the Ontario Business Corporations Act of Ontario;

(qqq)	“Ontario Approvals” means all required Approvals from all Approving Authorities including Approvals from the Ontario Ministry of Training, Colleges and Universities, TESL and Languages Canada;

(rrr)	“Ordinary Course”, in relation to any Person, refers to the business of such Person carried on in the regular and ordinary course, consistent with past practice;

(sss)	“Parties” means the Purchaser and each of the Vendors and the Covenantor, and “Party” means any one of them;

(ttt)	“PCCA” means the Ontario Private Career Colleges Act, S.O. 2005, Chapter 28, as amended;

(uuu)
“PCCA Approvals” means the approvals granted by the Superintendent of Private Career Colleges under PCCA to the Vendors or any of them to offer and advertise the Vendor’s registered PCCA Courses, as well as the necessary exemptions to offer the Vendors’ Courses that are exempt from PCCA registration requirements;

(vvv)	“PCCA Courses” means those courses subject to the approval requirements of the PCCA and offered by Persons comprising the Vendors set out on Schedule 3.1(z);

(www)	“PCCA Registration” means registration under the PCCA permitting the Vendors or any of them to offer the PCCA Courses that are subject to registration in accordance with the provisions of the PCCA;

(xxx)	“PCTIA” means Private Career Training Institutions Agency created under and pursuant to the PCTI Act;

(yyy)	“PCTIA Courses” means those courses offered by Persons comprising the Vendors set out on Schedule 3.1(z);

(zzz)	“PCTIA Registrations” means the registration under PCTIA permitting the Vendors or any of them to offer the PCTIA Courses that are subject to registration in accordance with the provisions of PCTIA;

(aaaa)	“PCTI Act” means the Private Career Training Institutions Act, SBC 2003, Chap. 79 and all amendment thereto;

(bbbb)
“Person” includes any individual, corporation, limited liability company, unlimited liability company, body corporate, partnership, limited liability partnership, firm, joint venture, syndicate, association, capital venture fund, trust, trustee, executor, administrator, legal personal representative, estate, government, Government Agency or board or commission or authority and any other form of entity or organization, whether or not having legal status;

(cccc)	“Personal Data” means information about an identifiable individual, customer or employee that is in the custody or under the control of the Vendors or any of them;

(dddd)
“Post-Closing Date Statements” means the unaudited consolidated financial statements for operations of the Vendors prepared by external  accountants LeeJung Chartered Accountants and Advisors (“LeeJung”) on behalf of the Vendors on a Notice to Reader basis consistent with the Vendors Audited Statements and covering the period from September 1, 2009 to the Closing Date;

(eeee)
“Pre-Closing Date Statements” means the unaudited consolidated financial statements for operations of the Vendors prepared by Lee Jung on a Notice to Reader basis consistent with the Vendors Audited Statements and covering the period from September 1, 2009 to January 31, 2010 attached hereto as Schedule 1.1(eeee);

(ffff)	“Purchase Price” has the meaning ascribed thereto in Section 2.2;

(gggg)
“Purchased Assets” means those assets set out in Schedule 1.1(gggg), the IP Assets and the Approvals which have been identified in writing by the Vendors and Purchaser prior to the date of this Agreement;

(hhhh)	“Purchaser Earn Out Statements” means the statements prepared by the Purchaser showing the annual calculation of EBITDA for the years ending the last day of February, 2011, 2012 and 2013 respectively;

(iiii)	“Purchaser’s Accountant” means Deloitte & Touche LLP;

(jjjj)	“Purchaser’s Counsel” means Alexander Holburn Beaudin & Lang LLP;

(kkkk)	“Schedules” means collectively the schedules attached to and forming part of this Agreement;

(llll)	“Subsidiaries” has the meaning attributed to such term in the BC Act;

(mmmm)	“TCAF” means Ontario Training Completion Assurance Fund established by Ontario Regulation 414/06 under and pursuant to the PCCA;

(nnnn)	“TESL” means TESL Canada Federation, a corporation without share capital incorporated under Part 2 of the Canada Corporations Act;

(oooo)	“TESL Accreditation” means recognition by TESL;

(pppp)	“TESL Courses” means those courses which have TESL Accreditation and are offered by Persons comprising the Vendors as set out in Schedule 3.1(z);

(qqqq)	“Third Party” means any Person other than the Purchaser, the Vendors, or the Covenantor;

(rrrr)
“Tuition Refunds” means all refunds to which students of the Vendors are entitled and for which the Purchaser may be liable as a result of or arising out of the purchase transaction contemplated herein or any action, event or occurrence prior to the Closing Date, including PCTIA Tuition Refunds and PCCA Tuition Refunds as defined in Section 2.9;

(ssss)
“Vendor/IPCo Indemnity” means an indemnity agreement pursuant to which the Vendors and Covenantor agree directly with IPCo that the benefit all representations, warranties and indemnities in this Purchase Agreement will extend to the benefit of IPCo;

(tttt)	“Vendors’ Accountants” means BDO Canada LLP;

(uuuu)	“Vendors Audited Statements” means the combined financial statements of the Vendors together with all related notes thereto prepared by the Vendors Accountants for the periods referred to below;

(vvvv)
“Vendors Bank Accounts” means all bank accounts of the Vendors into which persons owing money to the Vendors and Foreign Representatives may deposit monies constituting part of the Purchased Assets as set out on Schedule 1.1(vvvv);

Vendor	Combined Audited Financial Statements for the fiscal years ending:	Combined Audited Financial Statements for the following periods:
Limpark	2009-04-30	2009-05-01 to 2009-08-31
KCollege	2009-04-30	2009-05-01 to 2009-08-31
KGIC Surrey	2009-04-30	2009-05-01 to 2009-08-31
Paek	2009-03-31	2009-04-01 to 2009-08-31
KCollege Victoria	2009-03-31	2009-04-01 to 2009-08-31
Limkwon	2009-12-31	2009-01-01 to 2009-08-31
KGIBC Toronto	2008-12-31	2009-01-01 to 2009-08-31

(wwww)
“Vendors Bank Transfer Documents” means documents to be executed by the Vendors respectively adding the designated Purchaser jointly to each of the Vendors Bank Accounts, removing all signing authorities from the Vendors and substituting therefor nominees of the Purchaser, granting a general security agreement for all deposits to such accounts to the Purchaser, and assigning all interest in such accounts to and declaring that all monies deposited to such accounts are held in trust by the respective Vendors for the designated Purchaser and subordination agreements from all prior Encumbrances;

(xxxx)	“Vendors’ Counsel” means Lindsay Kenney, LLP.

1.2  Knowledge

Any reference herein to “the knowledge of” the Vendors or the Covenantor or words to like effect means the actual knowledge of the directors and officers of the Vendor and of the Covenantor, and if any such person acts with wilful blindness for purposes of avoiding liability, Claims or Losses pursuant to this Agreement or acted with unreasonable wilful blindness in gross negligence of his or her fiduciary duties to the Vendors, the knowledge such person would have had if such person had not acted with such wilful blindness.

1.3  Including

Where used herein the word “including” means “including without limitation”.

1.4  Schedules

The Schedules are incorporated into this Agreement by reference and are deemed to be part hereof.  For purposes of this Agreement, information disclosed in any Schedule shall be deemed to be disclosed for all purposes including disclosure in any other Schedule.

1.5  Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are stated in Canadian currency.

1.6  Choice of Law

This Agreement, and each of the documents contemplated by or delivered under or in connection with this Agreement (to the extent no choice of law is specified therein), shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without reference to conflicts of laws principles).

1.7  Interpretation Not Affected by Headings or Party Drafting

The division of this Agreement into articles, sections, paragraphs, subsections and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.  Unless otherwise indicated, any reference in this Agreement to an Article, Section, recital, subsection, clause or Schedule refers to the specified Article, Section, recital, subsection, clause or Schedule of this Agreement.  The parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

1.8  Number and Gender

Where the context so requires in this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	words importing the singular number include the plural and vice versa; and

(b)	words importing the use of any gender shall include all genders.

1.9  Time of Essence

Time shall be of the essence hereof.

1.10  Statutes

Unless otherwise provided herein, any reference to statutes or regulations in this Agreement shall refer to such statutes or regulations as amended or replaced from time to time.

2.  PURCHASE AND SALE

2.1  Purchase and Sale

On the terms and subject to the fulfillment of the conditions hereof, the Vendors will  sell, assign and transfer the Purchased Assets free and clear of all Encumbrances and with all rights and benefits attaching thereto and the Purchaser will purchase and accept the Purchased Assets from the Vendors.

2.2  Purchase Price

The total, aggregate consideration payable by the Purchaser hereunder for the sale, assignment and transfer to the Purchaser of the Purchased Assets and the performance by the Vendors of their respective obligations under this Agreement, is a maximum of $9,000,000, as adjusted pursuant to Sections 2.4 and 2.7 (the “Purchase Price”).

2.3  Allocation of the Purchase Price

The Purchaser and the Vendors agree that the Purchase Price shall be allocated as set out on Schedule 2.3.

2.4  Payment of Purchase Price

The Purchase Price, subject to adjustments set out herein, shall be paid and satisfied by the Purchaser as follows:

(a)	$4,300,000, subject to the adjustment for Negative Working Capital in accordance with the Pre-Closing Date Statements, as set out in Section 2.7 paid in cash at Closing Date;

(b)	$700,000 to the Escrow Agent to be held by the Escrow Agent and paid out in accordance with the Escrow Agreement;

(c)	A maximum of $4,000,000 (the “Earn Out”) calculated as follows:

(i)	for the period March 16, 2010 to February 28, 2011, a maximum of $958,904.55 if:

A.	Net Revenue exceeds $16,109,588; and

B.	EBITDA exceeds $1,284,930;

provided that if there is a Net Revenue Shortfall or EBITDA Shortfall, the said payment shall be reduced by that percentage equal to two times the greater of: (1) the Net Revenue Shortfall Percentage or (2) the EBITDA Shortfall Percentage and further provided that the total deduction shall not exceed the full amount of the Earn Out for such period;

(ii)	for the period March 16, 2010 to February 28, 2011, a maximum of $958,904.55 of CIBT Shares valued at CIBT Share Value if:

A.	Net Revenue exceeds $16,109,588; and

B.	EBITDA exceeds $1,284,930;

provided that if there is a Net Revenue Shortfall or EBITDA Shortfall, the CIBT Shares multiplied by the CIBT Share Value shall be reduced by that percentage equal to two times the greater of: (1) the Net Revenue Shortfall Percentage or (2) the EBITDA Shortfall Percentage and further provided that the total deduction shall not exceed the full amount of the Earn Out for such period;

(iii)	for the period March 1, 2011 to February 29, 2012, a maximum of $1,000,000 if:

A.	Net Revenue exceeds $18,200,000; and

B.	EBITDA exceeds $2,000,000;

provided that if there is a Net Revenue Shortfall Percentage or EBITDA Shortfall, the said payment shall be reduced by that percentage equal to  two times the greater of: (1) the Net Revenue Shortfall Percentage or (2) the EBITDA Shortfall Percentage and further provided that the total deduction shall not exceed the full amount of the Earn Out for such period;

(iv)	for the period March 1, 2012 to February 28, 2013, a maximum of $1,000,000 if:

A.	Net Revenue exceeds $23,000,000; and

B.	EBITDA exceeds $3,450,000;

provided that if there is a Net Revenue Shortfall or EBITDA Shortfall, the said payment shall be reduced by that percentage equal to two times the greater of: (1) the Net Revenue Shortfall Percentage or (2) the EBITDA Shortfall Percentage and further provided that the total deduction shall not exceed the full amount of the Earn Out for such period.

When calculating the Net Revenue Shortfall or EBITDA Shortfall for any period, amounts by which the Net Revenue exceeds the Milestone Net Revenue for any prior period and amounts by which the EBITDA exceeds the Milestone EBITDA for any prior period may be carried forward to the next subsequent period(s).

2.5  Assumed Liabilities

On Closing, the Purchaser shall assume obligation for and perform and pay when due all of the Assumed Liabilities.  The Purchaser shall not assume any liabilities of the Vendors or any of them except as expressly set forth herein.

2.6  INTENTIONALLY DELETED

2.7  Adjustment based on Negative Working Capital

The Purchase Price shall be adjusted downwards by the amount of the Negative Working Capital.  50% of the adjustment for Negative Working Capital shall be deducted from the cash payment to be made by the Purchaser on account of the Purchase Price under Section 2.4(a) above and the remaining 50% shall be deducted from the Earn Out commencing on the first Earn Out payment and continuing thereafter until the deficiency is fully paid, provided that the Vendor will not be liable to pay any amount of the 50% of the Negative Working Capital remaining outstanding after full deduction against the Earn Out amounts.

The Negative Working Capital Adjustment on Closing shall be the estimate as of the Closing Date by the Purchaser’s Accountants and agreed upon by the Vendors’ Accountants and the Purchaser’s Accountants, acting reasonably and having regard to the Pre-Closing Date Statements and other operating information from the Business (the "Negative Working Capital Estimate").

If the Negative Working Capital as determined pursuant to the Post-Closing Date Statements (the “Post Closing Negative Working Capital”):

(a)
exceeds the Negative Working Capital Estimate, the Purchase Price will be recalculated in accordance with the preceding paragraph and 50% of any excess will be deducted from the Escrow Money and returned to the Purchaser with accrued interest and the other 50% shall be deducted from the Earn Out as set out in the first paragraph of this Section;

(b)
is less than the Negative Working Capital Estimate 50% of any deficiency shall be forthwith paid by the Purchaser to the Vendors together with an equivalent accrued interest on such amount based on the interest rate being earned on the Escrow Money, and 50% of the deficiency shall reduce the amount to be applied against the Earn Out.

(c)
For the purposes of calculation of the Purchase Price, the Vendors and the Purchaser have assumed the net cash and cash equivalents as shown on the Financial Statements would be sold and transferred to the Purchaser and subsequently further adjusted in accordance with the Post-Closing Date Statements.  If the Vendors or the Purchaser elect not to include the cash and cash equivalents in the Purchased Assets, the Purchase portion of the price paid on closing shall be reduced in accordance with this Section 2.7 as estimated by the calculation thereof attached as Schedule 2.7.  In the absence of a formal election, the Parties shall be deemed to have elected that the cash and cash equivalents shall form part of the Purchased Assets.  In the event any cash or cash equivalents are included in the Purchased Assets, the Vendors and the Covenantor jointly represent and warrant to the Purchaser that the Vendors shall not have made any payments in excess of CAD$5,000 between January 31, 2010 and the Closing Date and unless the Vendors have advised the Purchaser of same and ensured that same have been included in the calculation of the estimate of Negative Working Capital.

2.8  Post Closing Payments

The Purchaser shall prepare the Purchaser Earn Out Statements for fiscal years ending the last day of February, 2011, 2012 and 2013 within 60 days of the last day of February in each year, respectively and within 15 days of receipt of such Statements, the Purchaser shall deliver to the Vendors the pertinent Purchaser Earn Out Statements, a calculation of the Earn Out amount and payment of the Earn Out for such year, subject to the adjustment referred to in Section 2.7 and to set off for and in respect of any Claims properly made hereunder.

2.9  Tuition Refunds

(a)
PCTIA Refunds: In the event the Purchaser has assumed any liability or is otherwise obligated to pay any refunds of tuition arising from matters referred to in Section 2.13 or any other legal or other requirement of PCTIA and/or the PCTI Act or has any liability to students who have enrolled in courses offered by the Vendors in British Columbia at any time (together called “PCTIA Tuition Refunds”), the Vendors will forthwith reimburse the Purchaser for all such Tuition Refunds.  If the Vendors do not reimburse any Tuition Refunds within 15 days of demand for same, the Purchaser may, in addition to all other remedies, request payment from the Escrow Agent and the Escrow Agent will be entitled to make such payment from the Escrow Money and the Vendors and Covenantor shall forthwith reimburse the Escrow Agent for such payments out.

(b)
PCCA Tuition Refunds: In the event the Purchaser has assumed any liability or is otherwise obligated to pay any refunds in relation to, or pro-rated portion of a student's tuition arising from pre-paid "unearned" tuition paid to the Vendor prior to Closing, or any other legal or other requirement of PCCA or has any liability to students who have enrolled in courses offered by the Vendors in Ontario at any time (together "PCCA Tuition Funds"), the Vendors will forthwith reimburse the Purchaser for all such PCCA Tuition Refunds.  If the Vendors do not reimburse any PCCA Tuition Refunds within 15 days of demand for same, the Purchaser may, in addition to all other remedies, request payment from the Escrow Agent and the Escrow Agent will be entitled to make such payment form the Escrow Money and the Vendors and the Covenantor shall forthwith reimburse the Escrow Agent for such payments out.

2.10  Audit of Purchaser Earn Out Statements

The Vendors shall have a period of sixty (60) days from the date the Vendors receive Purchaser Earn Out Statements for any pertinent year in which to review the same.  For the purpose of such review, the Purchaser shall permit the Vendors and its advisors to examine all accounting documentation prepared or used in preparing the Purchase Earn Out Statements including all back up material and ledgers.  The Vendors shall have the right to dispute the amount of the Earn Out for any pertinent year provided it gives notice in writing to the Purchaser within sixty (60) days following receipt of the pertinent Purchaser Earn Out Statements. The Purchaser and the Vendors shall attempt to resolve the matters in dispute within thirty (30) days from the date Vendors give such notice to the Purchaser.  If the Purchaser and the Vendors cannot resolve all matters in dispute within such thirty (30) day period, all such unresolved matters shall be submitted to a nationally recognized accounting firm acceptable to the Purchaser and the Vendors (the “Expert”) for resolution by arbitration in accordance with Section 7.2 provided that the Expert shall use its reasonable efforts to render its written decision within 30 days of its appointment and the Expert shall be given access to all materials and information reasonably requested by it for such purpose.  The Vendors shall not disclose any information received by them under this Section 2.10 including the Purchaser Earn Out Statements without the prior written consent of the Purchaser except to their consultants and/or the Expert who shall agree in writing to a similar confidentiality obligation before receipt of such information.

2.11  Employee Contracts

The Purchaser will assume all obligations under the employee and contractor contracts set out in Schedule 3.1(ii)  as part of the Assumed Liabilities except for and with respect to those employees and contractors who the Vendors and the Purchaser have agreed prior to the Closing Date will not be employed by the Purchaser and in respect of those employees and/or contractors only the Vendor shall be and remain liable for all obligations and liabilities of any nature or kind. If the Purchaser desires to enter into new or revised contracts with employees and/or contractors of the Vendors on Closing, the Vendors will cooperate with the Purchaser to facilitate such new employment agreements or contracts.

2.12  Non-Assignable Contracts and Licenses

Nothing in this Agreement will constitute an agreement to assign or an attempted assignment of any Approval, Contract or License which is not assignable or which can only be assigned with the consent of an independent third party, which consent has not been obtained.  To the extent permitted by Law, such Approvals, Contracts and Licenses will be held by the Vendors in trust for the benefit of the Purchaser on and subject to the terms of the Trust Agreement.

2.13  PCTIA REQUIREMENTS

(a)	Persons that are students enrolled in career programs approved by PCTIA on Closing (the “KGIBC Students”), are not party to this agreement.

(b)
Subject to the limitations in this section, contracts existing between the Vendors’ KGIBC Students prior to the date this agreement comes into effect will be assigned by the Vendors to the Purchaser and the Purchaser will accept the assignment and assume the liabilities under these student contracts associated with educational services that were to be provided by the Vendors to the KGIBC Students from Closing until the termination date of the contract between the Vendors and the KGIBC Students. The Purchaser will be responsible for obligations for the provision of educational services by the Vendors which arose prior to the Closing Date (“Pre-Closing Date Student PCTIA Liabilities”); the Vendors will indemnify and save harmless the Purchaser for all Claims (as defined herein) in for Pre-Closing Date Student PCTIA Liabilities.

(c)
The Purchaser will, for the purpose of serving current KGIBC Students, adopt admission standards and fees for its programs and current students that are the same as those previously adopted by the Vendors, and accept that current KGIBC Students have met the standards for the programs they were enrolled in by the Vendors.

(d)
All KGIBC Students that intend to continue their studies as students with the Purchaser must have provided a written notice to the Purchaser that they agree to the assignment of the contract they had with the Vendors.

(e)
In the event one or more KGIBC students do not intend to continue their studies with the Purchaser, the Purchaser must within 10 working days of being so advised by the student(s), issue a tuition refund to the KGIBC Student(s) equal in proportion to the percentage of course which has not yet been delivered to such KGIBC Student(s) or such greater amount as may be required by PCTIA.

2.14  TESL Requirements

(a)
On the Closing Date, the Vendors will assign to the Purchaser all contracts entered into prior to the Closing Date between the Vendors and the Vendor’s TESL students (the “TESL Students”) for TESL Canada approved courses (the “TESL Contracts”). The Vendors will be solely responsible for and the Purchaser will not be responsible for liabilities under the TESL Contracts arising from or in respect of all services including education services that were provided or to be provided by the Vendors to the TESL Students prior to the Closing Date.

(b)
The Purchaser will, for the purpose of serving the TESL Students, adopt admission standards and fees for its programs that are the same as those previously adopted by the Vendors for the TESL Students and the TESL Contracts.

(c)
The Vendors will provide assistance to the Purchaser and use their best efforts to facilitate the continuation of the TESL Accreditation from the Vendors to the Purchaser on or immediately following the Closing Date.

2.15  PCCA Requirements

Languages Canada Requirements

(a)
On the Closing Date, the Vendors will assign to the Purchaser all contracts entered into prior to the Closing Date between the Vendors and the Vendor’s Languages Canada students (the “Languages Canada Students”) for Languages Canada approved courses (the “Languages Canada Contracts”). The Vendors will be solely responsible for and the Purchaser will not be responsible for liabilities under the Languages Canada Contracts arising from or in respect of all services including education services that were provided or to be provided by the Vendors to the Languages Canada Students prior to the Closing Date.

(b)
The Purchaser will, for the purpose of serving the Languages Canada Students, adopt admission standards and fees for its programs that are the same as those previously adopted by the Vendors for the Languages Canada Students and the Languages Canada Contracts.

(c)
The Vendors will provide assistance to the Purchaser and use their best efforts to facilitate the continuation of the Languages Canada accreditation from the Vendors to the Purchaser on or immediately following the Closing Date.

3.  REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties of the Vendors and Covenantor

The Vendors and Covenantor, jointly and severally, represent and warrant to the Purchaser as follows and acknowledge that notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and notwithstanding any information or documentation provided to the Purchaser (unless otherwise expressly contemplated herein, including disclosure in any Schedule, which shall be deemed to qualify, apply and be disclosed for all Schedules and all representations and warranties in this Section 3.1), the Purchaser is relying upon the accuracy of each of such representations and warranties in connection with the purchase, sale and assignment of the Purchased Assets and completion of the other transactions contemplated hereunder:

(a)	Status of the Corporations. Each corporation comprising the Vendors is duly incorporated and validly existing under the Laws of its jurisdiction of incorporation.

(b)
Contractual and Regulatory Approvals.  The Vendors and each Person comprising the Vendors have obtained all contractual and regulatory approvals (which includes all Approvals) required to carry on the Business except those referred to in Schedule 3.1(b) and except to the extent that any failure to obtain such contractual and regulatory approvals could not reasonably be expected to have a Material Adverse Effect on the operations of the Business as they are presently conducted.

(c)
Execution and Binding Obligation.  This Agreement has been duly executed and delivered by each of the Vendors, as applicable, and constitutes legal, valid and binding obligations of each of the Vendors enforceable against each of the Vendors, as applicable, in accordance with their respective terms, except as enforcement of may be limited by:

(i)	bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors’ rights generally; and

(ii)	general principles of equity, including that equitable remedies, such as the remedies of specific performance and injunctive relief, may only be granted in the discretion of a court.

(d)
No Other Agreements to Purchase.  Except for the Purchaser’s rights under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by Law or Contract, including any right of first refusal) capable of becoming a right for the purchase or acquisition from the Vendors of any interest in the Purchased Assets except for the purchase or sale of inventory in the normal course of the Business and the Licensed IP; on the Closing Date the Purchaser will receive by transfer and/or assignment marketable title to and a complete and absolute interest in the Purchased Assets free and clear of all Encumbrances whatsoever, subject only to the covenants required as disclosed herein and the rights of any owner of any Licensed IP.

(e)
Corporate Authority and Binding Obligation.  Provided that the Closing is occurring, on Closing, the Vendors and their shareholders and boards of directors will have taken all necessary actions, steps and corporate proceedings to transfer and assign the Purchased Assets to the Purchaser.

(f)	Residence. None of the Vendors is a non-resident of Canada within the meaning of the ITA.

(g)
Partnerships or Joint Ventures.  No Person comprising the Vendors, is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other similar association of any kind nor is it a party to any agreement under which it agrees to carry on any part of a business or any other activity in such manner or by which it agrees to share any revenue or profit with any other Person, other than as set out herein, including the Schedules hereto.

(h)	Status, Constating Documents and Licenses.

(i)
Each of the Vendors are duly licensed, registered and qualified as corporations to carry on their respective businesses as they are now being conducted and are up to date in the filing of all required corporate returns and other notices and filings and they are otherwise in good standing in their jurisdiction of incorporation and in each jurisdiction in which:

A.	they own or lease property; or

B.
the nature or conduct of their business or any part thereof, or the nature of their property or any part thereof, makes such qualification necessary or desirable to enable their business to be carried on as now conducted or to enable their property and assets to be owned, leased and operated by them.

(ii)
The Licenses of the Vendors disclosed in this Agreement are all of the Licences that are material to the operation of the Business and are valid and subsisting.  True and complete copies of the Licenses have been delivered to the Purchaser prior to the date hereof.  Each of the Vendors is in compliance with in all material respects with all terms and conditions of their respective Licenses.  There are no proceedings in progress, or the knowledge of the Vendors or Covenantor pending or threatened, that could result in the revocation, cancellation or suspension of any of the Licenses.

(i)
Compliance with Constating Documents, Agreements and Laws.  The execution, delivery and performance of this Agreement and each of the other Contracts contemplated by this Agreement by the Vendors, and the completion of the transactions contemplated hereby and thereby, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of the any of the Vendors under:

(i)	their articles, by-laws, declaration of trust or other constating or organizational documents, as and if applicable;

(ii)
subject to obtaining the contractual consents referred to in Schedule 3.1(b), the terms of any Contract or other obligation or restriction to which the Vendors or any of them are a party or by which any of them is bound; or

(iii)
subject to obtaining the regulatory consents referred to in Schedule 3.1(b), any term or provision of any License or Authorization or any order or judgment of any court, governmental authority or regulatory body or any Laws,

(iv)
except to the extent that such violation or breach thereof or default thereunder could not reasonably be expected to limit in any material manner the operations of the Business as they are presently conducted or have a Material Adverse Effect.

(j)	Financial Records.

(i)	all financial transactions of the Vendors have in all material respects been accurately recorded in the financial books and records of the Vendors;

(ii)
no information, records or systems pertaining to the operations or administration of the Business or the affairs of the Vendors are in the possession of, recorded, stored, maintained or otherwise dependent upon any other Person except for information in the hands of consultants and professional advisors which the Vendors will make available to the Purchaser before and after Closing as requested; and

(iii)	the financial books and records fairly and accurately reflect in all material respects the financial position of the Vendors.

(k)	Financial Statements.

(i)
The Vendors Audited Statements, copies of which will be provided to the Purchaser by the Vendors on or before March 2, 2010, were prepared in accordance with GAAP applied on a basis consistent with previous fiscal years, are true, correct and complete in all material respects and present fairly the assets, liabilities and financial condition of the Vendors as at the respective dates thereof and the results of operations for the period to which such financial statements relate.  KGIBC Toronto is not specifically included in the Vendors Audited Statements or the Pre-Closing Statements because it has no assets or liabilities other than being the registrant of courses registered by MTCU.

(ii)
The Pre-Closing Date Statements have been provided by the Vendors to the Purchaser on or before March 2, 2010 and are true, correct and complete in all material respects and present fairly the assets, liabilities and financial condition of the Vendors for the period stated thereon and the results of operations for such period consistent with the Vendors Audited Statements.

(iii)
The Post-Closing Date Statements, when delivered to the Purchaser in accordance with this Agreement, will have been prepared in accordance with GAAP, applied in a manner consistent with the preparation of the Vendors Audited Statements, and will be true, correct and complete in all material respects and present fairly the assets, liabilities and financial condition of the Vendors at the Closing Date and the results of operations for the periods to which such financial statements relate.

(l)
Title to Purchased Assets.  Except with respect to (i) the IP Assets (which are dealt with separately in Section 3.1(w)) or any rights held under license, (ii) the Leased Premises which are leased pursuant to the Leases, or (iii) equipment that is subject to Equipment Contracts, the Vendors have good and marketable title to all property used or required for the ordinary operation of their business free of all Encumbrances.

(m)
Condition of Purchased Assets.  Except with respect to the IP Assets (which are dealt with separately in Section 3.1(w)) or any rights held under license, the Purchased Assets used in connection with the Business and equipment leased under the Equipment Contracts are in good operating order and in a state of good maintenance and repair for the purposes of ongoing operation of the Business, reasonable wear and tear excepted.

(n)
Accounts Receivable.  The accounts receivable of the Vendors reflected in the Vendors Audited Statements and the Pre-Closing Date Statements arose from bona fide transactions in the Ordinary Course and are valid, enforceable and fully collectable accounts (subject to a reasonable allowance, consistent with past practice, for doubtful accounts).  Such accounts receivable are not subject to any set-off or counterclaim.

(o)	Absence of Certain Changes or Events. None of the Vendors have in the period from September 1, 2009 to the Closing Date and with respect to the Business and/or the Purchased Assets:

(i)	incurred any material obligation or liability (whether accrued, absolute, contingent or otherwise), except normal trade or business obligations incurred in the Ordinary Course;

(ii)	paid or satisfied any material obligation or liability (whether accrued, absolute, contingent or otherwise), except:

A.	current liabilities included in the Vendors Audited Statements or the Pre-Closing Date Statements;

B.	scheduled payments pursuant to obligations under loan agreements or other contracts or commitments described in this Agreement, including the Schedules; and

C.	scheduled payments pursuant to obligations under capital leases.

(iii)	created any Encumbrance upon any of its capital assets, except in the Ordinary Course or as described in Schedule 3.1(o);

(iv)	sold, assigned, transferred, leased or otherwise disposed of any of its properties or assets material to the operation of the Business, except in the Ordinary Course;

(v)	purchased, leased or otherwise acquired any properties or assets material to the operation of the Business, except in the Ordinary Course;

(vi)	waived, cancelled or written-off any rights, claims, accounts receivable or any amounts payable thereto, except in the Ordinary Course;

(vii)	entered into a Material Contract except in the Ordinary Course;

(viii)
other than is required by, or agreed to by the Purchaser or in the Ordinary Course, terminated, discontinued, closed or disposed of any facility or business operation material to the operation of the Business;

(ix)	made any material change with respect to any method of management, operation or accounting in respect of the Business except in the Ordinary Course;

(x)
increased any form of compensation or other benefits payable or to become payable to any of their directors, officers, contractors or employees, including any improvements to severance or termination pay, Benefit Plans or Employee Plans, other than in the Ordinary Course;

(xi)	suffered any damage, destruction or loss (whether or not covered by insurance) having a Material Adverse Effect;

(xii)	suffered any extraordinary loss relating to their business;

(xiii)	made or suffered any Material Adverse Change in, or become aware of any event or condition which singly or in aggregate has or would reasonably be expected to result in a Material Adverse Change;

(xiv)	authorized, agreed or otherwise become committed to do any of the foregoing.

(p)
Commitments for Capital Expenditures.  Except as disclosed in the Vendors Audited Statements and/or the Pre-Closing Date Statements or as set out in Schedule 3.1(p), none of the Vendors have made or committed to make any capital expenditures, or authorized any capital expenditures, other than in the Ordinary Course.

(q)
Litigation and Other Proceedings.  Except as set out in Schedule 3.1(q), there is no court, administrative, regulatory or similar proceeding (whether civil, quasi criminal or criminal); arbitration or other dispute settlement procedure, investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively the “Proceedings”) against or involving the Vendors or any of them, or any Approvals or any other matter pertinent to the Vendors or their Business (whether in progress or threatened); to the knowledge of the Vendors and the Covenantor, no event has occurred which might give rise to any Proceedings and there is no judgment, decree, injunction, rule, lien, garnishment, award or order of any court, government department, tribunal, board, commission, agency, arbitrator or similar body outstanding against the Vendors or any of them.  Except as set out in Schedule 3.1(q), no complaint, grievance, claim, application, action, proceeding, work order or investigation is outstanding, pending or, to the knowledge of the Vendors or the Covenantor, threatened, has been filed, made or commenced against the Vendors or any of them by any student or any other Person pursuant to the Employment Standards Act (British Columbia), Workers Compensation Act (British Columbia), the British Columbia Human Rights Code, Labour Relations Code (British Columbia), Personal Information Protection Act (British Columbia), Privacy Act (British Columbia), PCTIA, Employment Standards Act (Ontario), Good Government Act, 2009 (Ontario), Labour Relations Act (Ontario), Human Rights Code (Ontario), Personal Information Protection and Electronic Documents Act (Ontario), Freedom of Information and Protection of Privacy Act (Canada), Workers Compensation Act (Ontario), Ministry of Training and Colleges and Universities Act (Ontario), Private Career Colleges Act (Ontario), Post-Secondary Choice and Excellence Act (Ontario) or any similar legislation of Canada, the Province of British Columbia, the Province of Ontario or of any other jurisdiction, all Regulations for same, and all as amended;

(r)	Environmental Matters.

(i)	For the purposes of this Agreement, the following terms and expressions shall have the indicated meanings:

A.
“Environment” means the air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor spaces;

B.
“Environmental Laws” means all applicable statutes, regulations, ordinances, by-laws, guidelines, policies, standards, permits and codes, now or hereafter in force or existence in Canada, (whether federal, provincial, municipal or local), or arising under the common law, relating to the protection, preservation or remediation of the environment, occupational health and safety, product safety, product liability, or Hazardous Substances;

C.
“Hazardous Substance” means any contaminant, pollutant or waste (or source thereof), hazardous substance, toxic, deleterious or caustic substance, hazardous waste or dangerous goods as defined under any Environmental Laws, or any other substance which when released to the Environment is likely to cause, at some immediate or future time, material harm or degradation to the Environment or material risk to human health.

(ii)
The operation of the Business, the Leased Premises and other property and assets owned or used by the Vendors or any of them and the use, maintenance and operation thereof by the Vendors has been and are in compliance with all Environmental Laws.  No person comprising the Vendors has received any notice of any non-compliance with any Environmental Laws, nor has received any claim or demand from any Person or authority regarding breach or alleged breach by them of any Environmental Laws and, to the knowledge of the Vendors and the Covenantor, there are no grounds on which any such claim or demand could be made with any reasonable likelihood of success.

(iii)
Except for substances used in the Ordinary Course for the Business and in accordance with Environmental Laws, to the knowledge of the Vendors, there are no Hazardous Substances located in, under, on or emanating from the Leased Premises.

(s)
Leased Premises.  Schedule 3.1(s) describes all leases and agreements (the “Leases”) to lease under which the Vendors or any of them leases any real property (the “Leased Premises”).  Except as set out in Schedule 3.1(s), no Person comprising the Vendors is party to or bound by any lease of real property, or any agreement in the nature of a lease, whether as lessor or lessee.  Complete and correct copies of the Leases have been provided to the Purchaser prior to the date hereof.  The Vendors are exclusively entitled to all rights and benefits as lessee under the Leases and  have not sublet, assigned, licensed or otherwise conveyed any rights in the Leased Premises or in the Leases to any Person.  The names of the other parties to the Leases, the description of the Leased Premises, the term, rent and other amounts payable under the Leases and all renewal options available under the Lease are accurately described in Schedule 3.1(s).  The uses by the Vendors of the Leased Premises are not in breach of any building, zoning or other statute, by law, ordinance, regulation, covenant, restriction or official plan.  No person comprising the Vendors is in default in meeting any of its obligations under any of the Leases, other than a default which does not have a Material Adverse Effect, and, to the knowledge of Vendors and the Covenantor, no other party to a Lease is in material default under any such Lease.  Each Lease is in full force and effect.

(t)
Work Orders and Deficiencies.  To the knowledge of the Vendors and Covenantor, there are no outstanding work orders, non compliance orders, deficiency notices or other such notices relating to the Leased Premises, the other properties and assets of the Vendors or the Business that have been issued by any regulatory authority, police or fire department, sanitation, environment, labour, health or other governmental authorities or Governmental Agencies.  To the knowledge of the Vendors and Covenantor, there are no matters under discussion with any such department, authority or Governmental Agency relating to work orders, non compliance orders, deficiency notices or other such notices.  To the knowledge of the Vendors and Covenantor, the Business is not being carried on, and none of the Leased Premises or the other properties or assets of the Vendors are being operated, in a manner that is in contravention of any statute, regulation, rule, code, standard or policy, except for contraventions which are not, in the aggregate, materially adverse to the Business.  No material amounts are owing by the Vendors in respect of the Leased Premises to any Governmental Agency or public utility, other than current accounts, which are not in arrears.

(u)
Condition of Properties and Equipment.  The buildings and structures comprising the Leased Premises are to the knowledge of the Vendors and the Covenantor free of any material structural defect. To the knowledge of the Vendors, the heating, ventilating, plumbing, drainage, electrical and air conditioning systems and all other systems used in the Leased Premises and all machinery, equipment, tools, furniture, furnishings, materials and other physical assets used in the Business or by the Vendors are in material compliance with applicable laws, in good working order, fully operational and free of any defect, except for normal wear and tear having regard to the use and age of such assets.

(v)	Leases of Personal Property. Except as set out in Schedule 3.1(v), no person comprising the Vendors is a lessee or lessor under any lease of personal property.

(w)	Intellectual Property. Except as otherwise already previously disclosed by the Vendors to the Purchaser in writing:

Registrations:

(i)
Schedule 3.1(w) contains a complete list of all (i) all patents and patent applications, registered copyrights, and registered or applied for trade marks that are included in the Owned IP (the “Registered IP”), together with the details of any registrations and applications for registration with respect thereto, and (ii) all other IP Assets that are material to the Business, but excluding in any event commercially available software that is available for purchase or licensed at a cost of less than (i) $5,000 per year in annual license fess, or (ii) $25,000 in the aggregate.

(ii)
The registrations and applications for registration of the Registered IP listed in Schedule 3.1(w) are valid and subsisting, in good standing, and enforceable against third parties and are recorded, maintained and renewed in the name of the pertinent Vendors in the appropriate registries or government offices to preserve the rights of the pertinent Vendors thereof and thereto.

(iii)	To the knowledge of the Vendors and the Covenantor there exist no facts which would materially affect the validity, enforceability, scope or registerability of any of the Owned IP.

Title and Sufficiency:

(iv)
The pertinent Vendors own or have the necessary rights in the IP Assets as is necessary for the operation, conduct and maintenance of the Business as such Business is currently and has historically been operated, conducted or maintained and each item of the IP Assets will be owned or, in respect of the Licensed IP, held by license rights by the pertinent Vendors immediately after, and after giving effect to, the Closing without the need for any further Authorization, License or any consent, license, right or permission from any Person in respect thereof and the consummation of the transactions contemplated herein will not impair, alter or limit in any way such ownership or rights.

(v)
Except as disclosed in Schedule 3.1(w), the pertinent Vendors own and have a legal and beneficial right, title and interest in and to the Owned IP in its own name, free and clear of any Encumbrances, and none of the Owned IP has been licensed from or to a Third Party.

(vi)
Except as disclosed in Schedule 3.1(w), the pertinent Vendors have the exclusive right to use and otherwise exploit the Owned IP (other than trademarks and trade names), and there are no prohibitions or restrictions on the use or other exploitation by the pertinent Vendors of the IP Assets, in all jurisdictions in which it is currently or has historically been used or otherwise exploited.

Infringement:

(vii)
Neither (a) the operation, conduct and maintenance by the Vendors of their Business as it is currently and has historically been operated, conducted and maintained, nor (b) the use by the pertinent Vendors of the IP Assets in respect thereto, infringes, misappropriates, misuses or violates the IP Rights, or any other rights, of any Third Party or breaches any duty or obligation owed to any Third Party.

(viii)
None of the Vendors have received any notice, complaint, threat or claim alleging: the infringement, misappropriation, misuse or violation of any IP Rights of any Third Party or breach of any duty or obligation owed to any Third Party; or, that the pertinent Vendors  do not own the Owned IP or, in the case of the Licensed IP, that the Vendors do not have the right (unless otherwise stated in Schedule 3.1(w)) to use the IP Assets in the conduct of the Business as it is currently and has historically been operated, conducted and maintained.

(ix)
To the knowledge of the Vendors and the Covenantor, there is and there has been no material past or present infringement, misappropriation, misuse, or violation of, breach of any obligations with respect to, or other impairment of any of the Owned IP.

(x)
No claims have been asserted by any Third Party with respect to, or challenging or questioning, the ownership, validity, enforceability or use of, the IP Assets and to the knowledge of the Vendors and the Covenantor there is no valid basis for any such claim except as set out in Schedule 3.1(w).

(xi)
No claim has been asserted (nor is likely to be asserted) by the Vendors with respect to the IP Assets nor have the Vendors issued, filed or made (nor is it likely to issue, file or make) any notice, complaint, threat or claim against a Third Party alleging infringement of the IP Assets or any IP Assets right or other right of the Vendors by such Third Party except as set out in Schedule 3.1(w).

(xii)
No proceeding, opposition, office action or claim has been asserted (nor, to the knowledge of the Vendors and the Covenantor, is likely to be asserted) by the Vendors challenging or questioning the ownership, validity, enforceability or right to use any intellectual property of a Third Party, or in respect of any registration or application for registration in respect thereof.

(xiii)
Each of the Vendors has undertaken and maintained, and continues to undertake and maintain, reasonable security measures to protect the secrecy, confidentiality and value of the IP Assets, including all proprietary, technical, or confidential information related thereto, and all proprietary, technical, or confidential information of any Third Party provided to it in confidence by a Third Party and, in the case of the Vendors, relating directly or indirectly, to the Vendors or the Business, and none of the Vendors has breached any agreements or obligations of non-disclosure or confidentiality in respect thereof.

(xiv)	None of the Vendors or any Affiliate thereof or any Related Party of the Vendors (other than the Vendors themselves) owns or has any rights in or to any of the Owned IP.

(xv)
Licenses, Agency, Distribution and Royalty Agreements.  Schedule 3.1(w) lists all material agreements to which any of the Vendors are a party or by which they are bound, under which the right to manufacture, use or market any product, service, IP Assets, technology, information, data, computer hardware or other property has been granted, licensed or otherwise provided to or by any other Person, or pursuant to which a royalty, license fee or other amount is paid by or to the Vendors or any of them, or under which the Vendors or any of them have been appointed, or any Person has been appointed by the Vendors or any of them, as an agent, distributor, licensee or franchisee for any of the foregoing.  Complete and correct copies of all of the agreements listed in Schedule 3.1(w) have been provided to the Purchaser prior to the date hereof.  None of the agreements listed in Schedule 3.1(w) grant to any Person any authority to incur any liability or obligation or to enter into any agreement on behalf of the Vendors or any of them.

(x)
Restrictions on Doing Business.  To the knowledge of the Vendors, no Person comprising the Vendors is a party to or bound by any agreement that would restrict or limit any right to carry on any business or activity or to solicit business from any Person or in any geographical area or otherwise to continue to conduct the Business as presently conducted.

(y)	Guarantees. Except as described in Schedule 3.1(y):

(i)
none of the Vendors are a party to or bound by any material agreement of guarantee, support, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person which would affect the Purchaser or attack in any way interest in and/or title to any of the Purchased Assets;

(ii)	none of the Vendors have given any material guarantee or warranty in respect of any of the educational courses provided by them; and

(iii)
except as expressly set out herein, none of the Vendors are required to provide any letters of credit, bonds or other financial security arrangements in connection with any transactions with its respective suppliers or customers.

(z)	Educational Accreditations and Approvals.

PCCA

(i)
The Superintendent of Private Career Colleges has consented to the granting/awarding of the PCCA accreditations and the PCCA Approvals set forth on Schedule 3.1(z) for all of the diploma courses offered by the Vendors;

(ii)
Except for offering courses which are not yet fully approved by MTCU under PCCA but for which forbearance, consideration for approval, consent or Approval has been granted as fully disclosed to the Purchaser in Schedule 3.1(z)(ii), all PCCA accreditations and PCCA Approvals are in good standing and permit the Vendors to carry on the Business as it currently does and to award the diplomas referred to therein in accordance with the requirements thereof;

(iii)	the Vendors have not violated any term or provision of the PCCA accreditations and/or PCCA Approvals and all operations of the Vendors are in material compliance therewith;

(iv)	the Vendors have not received any notice containing reference to any matter or event which may threaten or lead to the termination or suspension of the PCCA Accreditations and/or PCCA Approvals.

PCTIA

(v)	PCTIA has registered all of the PCTIA Courses offered by the Vendors, which courses are set forth on Schedule 3.1(z);

(vi)
all PCTIA Registrations are in good standing and unamended and permit the Vendors to carry on the Business as it currently does and to confer the certificates and/or diplomas referred to therein in accordance with the requirements thereof;

(vii)	the Vendors have not violated any term or provision of the PCTIA Registrations and all operations of the Vendors are in material compliance therewith; and

(viii)	the Vendors have not received any notice containing any reference to any matter or event which may threaten or lead to the termination or suspension of the PCTIA Registrations.

TESL Canada

(ix)	TESL has issued a Certificate of Recognition for all TESL Courses offered by the Vendors;

(x)
all TESL Accreditations are in good standing and unamended and permit the Vendors to carry on the Business as it currently does and to confer the certificates and/or degrees referred to therein in accordance with the requirements thereof;

(xi)	the Vendors have not violated any term or provision of the TESL Accreditations and all operations of the Vendors are in material compliance therewith; and

(xii)	the Vendors have not received any notice containing any reference to any matter or event which may threaten or lead to the termination or suspension of the TESL Accreditations.

Languages Canada

(xiii)	Languages Canada has issued a Certificate of Accreditation for all ESL courses offered by the Vendors;

(xiv)
all Languages Canada accreditations are in good standing and unamended and permit the Vendors to carry on the Business as it currently does and to confer the certificates and/or degrees referred to therein in accordance with the requirements thereof;

(xv)	the Vendors have not violated any term or provision of the Languages Canada accreditations and all operations of the Vendors are in material compliance therewith; and

(xvi)	the Vendors have not received any notice containing any reference to any matter or event which may threaten or lead to the termination or suspension of the Languages Canada accreditations.

(aa)
Assumed Liabilities – The Assumed liabilities are correctly and accurately set out on Schedule 1.1(f) and the deferred revenue as set out therein has been calculated in accordance with GAAP representing the proportion of the tuition revenue paid by students to the Vendors for programs which are not completed.

(bb)
Student Information.  The Vendors have taken precautions to keep their students’ personal information confidential and to restrict the public distribution of such information.  In particular, the Vendors’ practices are in compliance with the Personal Information Protection Act (British Columbia) with the Personal Information Protection and Electronic Documents Act (federal legislation applying to Ontario) and all other applicable privacy legislation of applicable jurisdictions.

(cc)	Student Loans. None of the Vendors have any dealing with any matter pertaining to student loans, whether or not funded or guaranteed by government and have no liability for same.

(dd)
Student Contracts.  All contracts entered into by the Vendors or any of them with their students are in the form of the Form Student Contract with the only changes or amendments being the information pertinent to the student, the course selected and the amount payable by the student; the Form Student Contract complies in all respects with the requirements of all regulatory authorities and Laws and the Vendors and all of them have complied in every respect with the Form Student Contracts and the requirements of all regulatory authorities and Laws.

(ee)
TCAF.  The information contained in Schedule 3.1(ee) contains all material information regarding the premium and bonding requirements of TCAF and TCAF Regulation 414-06 with respect to the Vendors and all their operations and said requirements are based on true and accurate information provided by the Vendors to TCAF on a timely basis and for the periods referred to therein.

(ff)
Advertising and Representations to the Public.  In all of their advertising, provision of information to the public in written, electronic, verbal or in any other format whatsoever, each of the Vendors has been fully truthful and has followed all applicable Laws and has not made, nor commissioned or allowed to be made, misrepresentations to the public or any prospective student regarding the Business, the education courses offered by the Vendors or any of them, job opportunities following completion of courses or any other matter.

(gg)	Outstanding Agreements. None of the Vendors is a party to or bound by any outstanding or executory Material Contract, except for:

(i)	Material Contracts described, or referred to, in this Agreement, including the Schedules; and

(ii)	other Material Contracts described in Schedule 3.1(gg).

Complete and correct copies (including all amendments of each of the Material Contracts described in Schedule 3.1(gg) have been provided to the Purchaser prior to the date hereof.

(hh)
Good Standing of Material Agreements.  None of the Vendors are in default or breach of any of their obligations under any Material Contract to which they are a party or by which they are bound and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default or breach.  All such Material Contracts are now in good standing and in full force and effect.  The Vendors are entitled to all benefits, rights and privileges under all such Material Contracts and, to the knowledge of the Vendors, no other party to such Material Contracts is in default or breach of any of its obligations thereunder.  There are no Material Contracts under which the rights of the Vendors or the performance of their obligations are dependent upon or supported by the guarantee of or any security provided by any other Person.  The Vendors  and, to the knowledge of the Vendors, the other parties to all Material Contracts to which the Vendors are party, have the capacity to perform all of their respective obligations under such Contracts.

(ii)
Employees and Contractors.  Schedule 3.1(ii) sets forth the name, job title, date of hire, term of employment, salary level, current status (e.g. full-time, part-time, on leave), age, vacation entitlement, employee benefit entitlement and rate of remuneration (including bonus and commission entitlement) of each employee of each Person comprising the Vendors, and lists each independent contractor.  Schedule 3.1(ii) also sets forth the names of all employees of the all Persons comprising the Vendors who are now on disability, maternity or other authorized leave or who are receiving workers’ compensation or short-term or long-term disability benefits and all employees and contractors who have given notice of resignation, been given notice of termination or temporary layoff, or alleged a constructive dismissal or expressed an intention to seek changes to their contract of employment.  The job descriptions for employees and contractors provided by the Vendors to the Purchaser contains an accurate description for each such employee or contractor, as the case may be.

(jj)	Employment and Contractor Agreements. Except as set out in Schedule 3.1(ii), none of the Vendors are a party to, nor bound by, any:

(i)
oral or written Contract or commitment for the employment or retainer of any individual, including, for greater certainty, any contract or commitment with directors, officers, employees, independent contractors or agents, other than for contracts of indefinite hire terminable by the Vendors without cause on reasonable notice or pay in lieu thereof;

(ii)
special arrangements or commitments with respect to the continuation of employment or payment of any particular amount upon termination of any director, officer, employee, independent contractor or agent; or

(iii)	oral or written Contract, policy or commitment providing for severance, pay, liquidated damages, termination or similar payments, including on a change of control of the Vendors or any of them.

Correct and complete copies of all Contracts and commitments set out in Schedule 3.1(ii), or where oral, correct and complete written summaries of their terms, have been provided to the Purchaser.

(kk)
Human Rights and Disciplinary Matters.  To the best knowledge of the Vendors, no person who is or has in the past been employed by or under contract to any person comprising the Vendors has done or omitted to do any act which would entitle any other person, including students of the Vendors, to make a claim or complaint against the Vendors or any of them for tort or under the Human Rights Code (British Columbia) or Human Rights Code (Ontario) or any similar legislation of Canada, the Province of British Columbia, the Province of Ontario or of any other jurisdiction or which could have any adverse impact on any of the Approvals or the standing or reputation of the Business.

(ll)	Labour Matters and Employment Standards.

(i)
None of the Vendors are subject to any Contract, certification, collective agreement, voluntary recognition agreement with or commitment to any labour union, trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent or employee association (collectively, “Labour Representatives”) nor have they conducted negotiations with respect to any future such Contract or commitment, no Labour Representatives have applied for certification or bargaining rights to have the Vendors or any Person who forms part thereof declared a common employer or successor pursuant to the Labour Relations Code (British Columbia) or the Labour Relations Code (Ontario).  To the knowledge of the Vendors, during the period of five years preceding the date of this Agreement, there has been no attempt to organize, certify or establish any labour union, trade union or employee association in relation to any of the employees of the Vendors.

(ii)
There are no existing or, to the knowledge of the Vendors and the Covenantor, threatened, labour strikes or labour disputes, grievances, work refusals, sit-ins, overtime bans or other labour troubles affecting, or reasonably likely to affect, the Vendors or the Business.

(iii)
The Vendors have complied in all material respects with all Laws, rules, regulations and orders applicable to it relating to employment, including those relating to wages, hours of work, statutory deductions and remittances, insurance policies and benefits, union certification or recognition, employee severance or dismissal, collective bargaining, occupational health and safety, workers’ hazardous materials, employment standards, pay equity and workers’ compensation.  All amounts due and payable by the Vendors to their respective employees and independent contractors have been paid in full and all amounts accruing due to same, including vacation pay or overtime pay owed to employees, have been reflected in the financial records of the Vendors.  There are no outstanding charges or complaints against the Vendors relating to unfair labour practices or discrimination or under any legislation relating to employees.  The Vendors have paid in full all amounts owing or due under the Workers’ Compensation Act (British Columbia), Workers’ Compensation Act (Ontario), Income Tax Act (Canada), Canada Pension Plan, Employment Insurance Act (Canada) and the RCW Chapter 51 et seq. or comparable Laws elsewhere, where applicable, the workers’ compensation claims experience of the Vendors would not permit a penalty reassessment under any such legislation.

(iv)	There is no work stoppage or other concerted action, grievance or dispute existing or, to the knowledge of the Vendors and the Covenantor, threatened against the Vendors.

(mm)	Employee Policy Manuals and Employee Handbooks. All employee policy manuals and employee handbooks are identified in Schedule 3.1(mm) and have been delivered to the purchaser.

(nn)	Employee Benefits and Pension Plans.

(i)
Except as listed in Schedule 3.1(nn), none of the Vendors have or are subject to any present or future obligation or liability under, any Employee Plan out of the Ordinary Course.  Schedule 3.1(nn) also lists the general policies, procedures and work related rules in effect with respect to employees of the Vendors, whether written or oral, including but not limited to, policies regarding holidays, sick leave, vacation, overtime, short or long term disability benefits, life insurance coverage, accidental death and dismemberment coverage, termination and severance pay, automobile allowances and rights to company provided automobiles and expense reimbursements.  No replacements, changes or amendments to any Employee Plan have been promised.  Complete and correct copies of all such Employee Plans and all related documents or, where such Employee Plans are oral commitments, written summaries of the terms thereof, have been provided to the Purchaser prior to the date hereof.

(ii)
All obligations to be performed at or prior to the Closing Date respecting each Employee Plan (including those respecting the making or payment of contributions or premiums, as applicable) have been performed in accordance with the relevant terms of each plan and all Laws, and no governmental charges of any nature or kind whatsoever are owing or eligible under any Employee Plan.  All Employee Plans required to be funded are fully funded and the funds in such plans are and have been invested in accordance with the relevant terms of each plan and all Laws, and, in the case of pension plans, if applicable, are fully funded on a going concern basis and solvency basis in accordance with generally accepted actuarial principles and actuarial methods and assumptions contained in the most recent actuarial report of the plan based on actuarial assumptions which are appropriate to the applicable employees.  The data respecting each Employee Plan is correct and complete in all material respects and is sufficient for the proper administration of each Employee Plan.  There has been no partial or full wind-up of any Employee Plan and no event has occurred which would entitled any Person to partially or fully wind-up, or require the partial or full winding-up of, any Employee Plan, or which could adversely affect the tax status of any Employee Plan.  No changes have occurred (other than general economic or financial market changes) since the date of the most recent actuarial report provided to the Purchaser in respect of such pension plans which makes such report misleading in any material respect.  No funds have been withdrawn, and no application to withdraw funds has been made, by the Vendors from any Employee Plans.

(iii)
There are no pending claims by any employee or former employee covered under the Employee Plans or by any other person which allege a breach of fiduciary duties or violation of Laws or which may result in liability to the Vendors and, to the knowledge of the Vendors, and the Covenantor there is no basis for such a claim.  There are no participants or other individuals entitled to participate in any Employee Plan other than current or former employees, directors or officers of the Vendors.  There are no employees or former employees or contractors of the Vendors who are receiving from the Vendors any pension or retirement payments, or who are entitled to receive any such payments, not covered by a pension plan to which the Vendors are a party.  No Employee Plan provides benefits to retirees or provides for retroactive changes or premium increases.

(oo)
Insurance.  Schedule 3.1(oo) contains a true and complete list of all insurance policies maintained by the Vendors or under which the Vendors are covered in respect of its properties, assets, business or personnel, as of the date hereof, including the name of the insurer, the risks insured, the amount of coverage and any deductible.  Complete and correct copies of all such insurance policies have been provided to the Purchaser prior to the date hereof.  Such insurance policies are in full force and effect and the Vendors are not in default with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy.  To the knowledge of the Vendors and the Covenantor, there are no circumstances under which the Vendors would be required to or, in order to maintain its coverage, should give any notice to the insurers under any such insurance policies, which have not been given.  The Vendors have not received notice from any of the insurers regarding cancellation of such insurance policies.  The Vendors have not failed to present any material claim under any such insurance policy in due and timely fashion.  The Vendors have no reason to believe that any of the insurance policies listed in Schedule 3.1(oo) will not be renewed or will be renewed only as the basis of a material increase in premiums.  The Vendors have not received notice from any insurer denying or challenging any claims made by it or on its behalf.

(pp)
Non-Arm’s Length Matters.  Except for short term leases made between some of the Vendors and related companies for use of dormitory space in Surrey and  Vancouver, copies of which the Vendors have provided to the Purchaser, the Vendors are not a party to or bound by any Contract withany of the Vendors or any of the Vendors’ respective Affiliates, or any officers, former officers, directors, former directors, shareholders, former shareholders, employees or former employees of the Vendors or any other Person not dealing at arm’s length with the Vendors or any of the foregoing.

(qq)
Agreements with Foreign Representatives.  Schedule 3.1(qq) sets out the material particulars of the arrangements (“Foreign Representative Agreements”) between with foreign representatives and/or other persons outside of Canada (“Foreign Representatives”) and any person comprising the Vendors with respect to directing students to the Vendors; no amount or future benefit is payable or may become owing to any Foreign Representatives except as disclosed as a specific liability in the Vendors Financial Statements; all Foreign Representatives are in substantial compliance with the Foreign Representative Agreements and all Laws, including any order of any government, governmental, agency or regulatory authority, in the country in which they work and in Canada.

(rr)
Government Assistance.  Except for arrangements with the Saudi Bureau funding education for students from Saudi Arabia as disclosed in writing by the Vendors to the Purchaser prior to the date hereof, there are no agreements, loans or other funding arrangements and assistance programs (collectively called “Government Assistance Programs”) which are outstanding in favour of the Vendors from any federal, provincial, state, municipal, local or other government or governmental agency, board, commission or authority, domestic or foreign (collectively called “Government Agencies”).  Complete and correct copies of all documents relating to the Government Assistance Programs have been delivered to the Purchaser prior to the date hereof.    The Vendors have performed all of their obligations under the Government Assistance Programs, as applicable and no basis exists for any Government Agencies to seek payment or repayment by the Vendors of any amount or benefit received thereby under any Government Assistance Programs.

(ss)
Disclosure.  The Vendors and the Covenantor have no knowledge that any representation or warranty contained in this Section 3.1 or statement contained in any Schedule, certificate, list, summary or other disclosure document provided, or to be provided, to the Purchaser pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact which is necessary in order to make the statements contained therein not misleading.

(tt)
Compliance with Laws.  Except for offering courses which are not yet approved by MTCU under PCCA but for which forbearance, consent or Approval has been granted as fully disclosed to the Purchaser in Schedule 3.1(z)(ii), the Vendors are in substantial compliance with all Laws, including any order of any government, governmental, agency or regulatory authority, domestic or foreign and hold no funds in trust relating to Material Contracts or the Business.

(uu)
MTCU LOI’s – The Vendors have provided security to MTCU as shown in the Pre-Closing Date Statements and upon Closing will assign same to the Purchaser on Closing; the amount indicated for same in the Negative Working Capital Calculation as a cash and/or cash equivalent is the amount which the Purchaser will actually receive when it replaces the said security by lodging substitute security with MTCU and the MTCU LOI’s are released to the Purchaser and submitted to the relevant Vendors banks for payment to the Purchaser;

(vv)
Copies of Documents.  Complete and correct copies (including all amendments) of all Material Contracts and other documents referred to in this Agreement or any Schedule or required to be disclosed hereby have been delivered to the Purchaser.

(ww)	Each of the Vendors is a registrant under the provisions of the Excise Tax Act and the Vendors will provide the Purchaser with their GST Registration Numbers.

(xx)	The information set out in the Recitals to this Agreement is fully true and accurate.

The above representations and warranties are true, accurate and correct on the date hereof and shall be materially true, accurate and correct on the Closing Date.

3.2  Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Vendors as follows and acknowledges that, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and notwithstanding any information or document provided to the Vendors (unless the applicable representation or warranty is specifically qualified by reference to such document in this Agreement), the Vendors are relying upon the accuracy of each of such representations and warranties in connection with the sale, assignment and transfer of the Purchased Assets by the Vendors to the Purchaser and the completion of the other transactions contemplated hereunder:

(a)
Corporate Authority and Binding Obligation.  The Purchaser is a corporation duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation.  The Purchaser has the corporate power and capacity to enter into this Agreement, the Escrow Agreement and all other agreements or instruments contemplated hereby and thereby and to purchase the Purchased Assets from the Vendors in the manner contemplated herein and to perform all of its obligations under this Agreement, the Escrow Agreement and all other agreements or instruments contemplated herein or therein.  The Purchaser and its board of directors has or will have taken all necessary or desirable actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into, and the execution, delivery and performance of, this Agreement, the Escrow Agreement and all other agreements and instruments contemplated hereby and thereby and the purchase of the Purchased Assets from the Vendors.  This Agreement, the Escrow Agreement and all agreements and instruments contemplated herein and therein constitute legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with the terms hereof and thereof, except as enforcement of may be limited by:

(i)	bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors’ rights generally; and

(ii)	general principles of equity, including that equitable remedies, such as the remedies of specific performance and injunctive relief, may only be granted in the discretion of a court.

(b)
Contractual and Regulatory Approvals.  Except as specifically referred to herein, the Purchaser is not under any obligation, contractual or otherwise, to request or obtain the consent of any person, and no Licenses or Authorizations are required to be obtained by the Purchaser in connection with the execution, delivery or performance by the Purchaser of this Agreement, the Escrow Agreement or any other agreement or instrument contemplated herein or therein or the completion of any of the transactions contemplated herein or therein.

(c)
Compliance with Constating Documents, Agreements and Laws.  The execution, delivery and performance of this Agreement, the Escrow Agreement and each of the other agreements or instruments contemplated or referred to herein or therein by the Purchaser, and the completion of the transactions contemplated hereby and thereby, will not constitute or result in a violation or breach of or default under:

(i)	any term or provision of any of the articles, by-laws or other constating documents of the Purchaser;

(ii)	the terms of any Contract to which the Purchaser is a party or by which it is bound; or

(iii)	any term or provision of any License or Authorization of the Purchaser or any order of any court, governmental authority or regulatory body or any applicable Law.

The above representations and warranties are true, accurate and correct on the date hereof and shall be materially true, accurate and correct on the Closing Date.

3.3  Survival of Representations and Warranties

All representations and warranties contained in this Agreement, or contained in any document or certificate given pursuant to or contemplated by this Agreement, will survive the Closing of the purchase and sale of the Purchased Assets and completion of any other transactions contemplated herein and remain in full force and effect provided that any such claim as aforesaid shall be made in accordance with the provisions set forth in Article 6.

4.  VENDORS’ OBLIGATIONS PRIOR TO CLOSING

4.1  Vendors’ Obligations

(a)
The Vendors shall provide to the Purchaser all financial and other information on the Vendors attached hereto as Schedule 4.1(a) in order to facilitate joint development of a forecast of performance for the Vendors for three years commencing September 1, 2009 and ending August 31, 2012 and the Vendors and Covenantor shall use reasonable commercial efforts to assist the Purchaser to prepare such forecast.

(b)
On or before March 1, 2010, the Vendors shall provide the Purchaser with the Vendors Audited Statements and shall provide the Purchaser with the Pre-Closing Date Statements as required under Section 3.1(k)(ii) and shall continue from the date of this Agreement to the Closing Date to provide the Purchaser with all financial and operation information which the Purchaser may request to assess the Business and to allow its accountant to review all material pertinent to preparation of the Vendors Audited Statements and the Pre-Closing Date Statements.

(c)
The Vendors shall provide to the Purchaser, on request, such authorizations for completing due diligence inquiries that are deemed appropriate by the Purchaser, acting reasonably.  From the date hereof until the Closing:

(i)
the Vendors shall permit the Purchaser and its representatives access to the Leased Premises and all other facilities of the Vendors, provided that the Purchaser and/or its representatives shall use reasonable efforts to minimize any disturbance caused by such access; and

(ii)
the Vendors shall permit the Purchaser and its representatives to make inquiries relating to matters with the accountants for the Vendors, the Vendors relating to activities of the Vendors and the Purchaser shall further have access to senior management of the Vendors to discuss key employee agreements and other matters pertinent to this purchase.

(d)
Prior to the Closing Date, the Vendors will obtain the consents to the assignment of the BC Approvals, Ontario Approvals and Nova Scotia Approvals to the Purchaser in form and substance satisfactory to the Purchaser, acting reasonably, provided that the Purchaser uses reasonable commercial efforts to assist the Vendors in obtaining such Approvals.

(e)
Prior to the Closing Date, the Vendors will use best efforts to obtain consents to this transaction from all landlords and any other Third Parties whose consent is required under any Material Contracts in form and substance satisfactory to the Purchaser, acting reasonably, provided that the Purchaser uses reasonable commercial efforts to assist the Vendors in obtaining such consents.

5.  CLOSING

5.1  Closing

Closing of this transaction shall be completed on the Closing Date or if such day is a statutory holiday or weekend, the next following Business Day.  Subject to the terms and conditions hereof, the transactions contemplated herein shall be closed at the Closing Time at the offices of the Purchaser’s Counsel at 2700 – 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1B8, or at such other place or places or in such other manner as the Parties agree (the “Closing”).

5.2  Delivery of Documents

On the Closing Date, the Vendor shall cause the Vendors’ Counsel, and where applicable the Purchaser shall cause the Purchaser’s Counsel, to deliver the following documents in form and content satisfactory to the Purchaser’s Counsel acting reasonably duly executed to the Purchaser’s Counsel upon reasonable solicitor’s trust conditions for use of the purchase monies to discharge existing financial encumbrances as are customary for transactions of this nature in British Columbia:

(a)	a bill of sale absolute to the Purchased Assets except the IP Assets;

(b)	assignment to the Purchaser of all Material Contracts;

(c)	specific assignments of Approvals, IP and other Purchased Assets as may be reasonably required by the Purchaser;

(d)	Bulk Sales Affidavit (Ontario) duly sworn by an officer of each of the Vendors;

(e)	certified copy of directors resolution of each of the Vendors authorizing this transaction and transfer of the Purchased Assets to the Purchaser;

(f)	certified copy of special resolution of each of the Vendors authorizing this transaction and transfer of the Purchaser Assets to the Purchaser;

(g)	certificate of Vendors and the Covenantor certifying the truth and correctness at the Closing of the representations and warranties of the Vendors and the Covenantor;

(h)	an opinion of Vendors’ Counsel in a form and content satisfactory to the Purchaser, acting reasonably;

(i)	the Steven Sohn Employment Agreement in the form attached hereto as Schedule 5.2(i) signed by Sohn;

(j)	the Lim Employment Agreement in the form attached hereto as Schedule 5.2(j);

(k)	the Dormitory Agreement(s) for certain rights in relation to the Vancouver and Surrey dormitories owned by Affiliates of the Vendors in the form attached hereto as Schedule 5.2(k);

(l)	the Vendors Bank Account Documents;

(m)
the Escrow Agreement signed by the Vendors which Escrow Agreement, inter alia, shall authorize and direct that all payments to which the Vendors are entitled shall be paid to the Vendors Counsel and that the Escrow Amount stands as security for all obligations of the Vendors, jointly and severally, notwithstanding any allocation of the Purchase Price;

(n)
a trust agreement [worded to the reasonable satisfaction of the Purchaser and which does not offend Section 16 of the PCCA (which states that a registration is not capable of being transferred in the strict sense) or any provision of PCTIA or other Laws] (the “Trust Agreement”) stating, inter alia, that the Vendors hold all BC Approvals, Ontario Approvals and Nova Scotia Approvals not transferred to the Purchaser or its Affiliates on Closing because:

(i)	of existing Laws;

(ii)	same require the consent of a Third Party;

(iii)	for any other reason; or

(iv)	same are to be cancelled upon issuance of new BC Approvals, Ontario Approvals and/or Nova Scotia Approvals in the name of the Purchaser or its Affiliates are held in trust by the Vendors to the extent that they are legally capable of so doing and having regard to the spirit and letter of this Agreement, the intent of this Trust Agreement being to ensure that save and except for any express prohibition under Law (including PCCA and PCTIA), all Approvals are held for the benefit of the Purchaser;

(o)
all of the books and records relating to the operations of the Business including financial records, employee files, material contracts, suppliers lists, contacts lists for students, faculty and Governmental Authorities, etc. and all other documentation in all formats including electronic in the possession or control of the Vendors relating to the operation of the Business;

(p)	physical possession of the Leased Premises and keys to the Leased Premises;

(q)	GST Election under Section 167 of the Excise Tax Act executed by each of the Vendors by the date the GST return is due following the Closing;

(r)
Vendors’ Counsel’s firm undertaking that each of the Vendors and their subsidiaries and/or related companies which have “KGI” or any variation thereof in their name (including KGIB College Corp., KGIC College Inc. and KGIBC Toronto Inc.) will change their name to another name which does not include same as soon as reasonably possible following the Closing;

(s)
an irrevocable direction and authorization to pay from all Vendors to the Purchaser and the Purchaser’s Counsel authorizing and directing the Purchaser to pay all funds payable hereunder (except funds payable to the Escrow Agent) to the Vendors’ Counsel;

(t)
A License letter regarding certain license rights to allow a company of which the Covenantor and Steven Sohn are principals to use the name “KGIC” for and with respect to authorized educational offerings in Boston, Massachusetts;

(u)	The Vendor/IPCo Indemnity;

(v)
Vendors Bank Transfer Documents in form satisfactory to the Purchaser, to the effect that monies deposited by creditors of the Vendors and Foreign Representatives into the Vendors Bank Accounts following closing but to which the Purchaser is entitled will be transferred free and clear and without claim to the Purchasers’ bank upon receipt thereof into the Vendors Banks Accounts;

(w)	MTCU LOC Assignment Documents;

(x)	such other documentation as the Purchaser’s Counsel reasonably requires.

On the Closing Date, the Vendors shall deliver bring-down certificates and other documents as may be required by counsel for the Purchaser dated and effective as of the Closing Date.

5.3  Preparation of Documents

Documents shall generally be prepared by the Purchaser and submitted to the Vendor for execution in the normal course of transactions of this nature in the Province of British Columbia.  In the event of any dispute as to the form or content of the documents, such dispute shall be settled by arbitration in accordance with Section 7.2.

5.4  Delivery to Escrow Agent

On the Closing Date, the Purchaser will deliver to the Vendor’s Counsel and to the Escrow Agent  by solicitor’s trust cheques the amounts referred to in Section 2.4(a) and 2.4(b)respectively..

5.5  Discharge of Encumbrances by Vendors

If on the Closing Date there are any Encumbrances against title to the Purchased Assets, the Vendor will not be required to clear the title to the Purchased Assets prior to the receipt of the cash proceeds for the Purchased Assets, but will be obligated to do so forthwith following receipt of such cash proceeds and, in that event, the Purchaser’s Solicitors may pay the cash proceeds to the Vendor’s Solicitors on the condition that the Vendor’s Solicitors undertake to discharge any such Encumbrances within no later than 60 days following the Closing and otherwise on trust conditions required by the Purchaser’s Solicitors acting reasonably.  This provision shall only apply if the cash proceeds are sufficient to provide for full discharge of all Encumbrances as evidenced by documentation from the Encumbrances delivered to the Purchaser’s Solicitors by the Vendor’s Solicitors prior to the Closing Date as to the amount required for discharge.

5.6  Purchaser’s Obligation to Close

The Purchaser shall not be obligated to complete the purchase and sale of the Purchased Assets pursuant to this Agreement unless, on the Closing Date, each of the following conditions has been satisfied, it being understood that the following conditions are included for the exclusive benefit of the Purchaser and may be waived, in whole or in part, in writing by the Purchaser at any time, and the Vendor agrees with the Purchaser to take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the following conditions are fulfilled at or before the Closing Date:

(a)	the representations and warranties of the Vendors and the Covenantor in Section 3.1 shall be true and correct in all material respects at the Closing;

(b)
the Vendors shall have performed and complied with all of the terms and conditions in this Agreement on their part to be performed or complied with at or before Closing and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in Article 5 or elsewhere in this Agreement; and

(c)
the Purchasers shall be satisfied, acting reasonably, that if any Approval cannot be fully transferred to the Purchaser or re-issued to the Purchaser, as the case may be, or has expired and has not yet been renewed, or is pending and not yet granted in respect of the operation of the Campuses, the transfer, re-issuance or granting of certifications or degrees to students or any material Approval pertaining to the Business and/or the approval of this transaction by Government Agencies and the stock exchange on which shares of the Purchaser are listed, such Approval and/or re-issuance will be granted in due course.

In case any of the foregoing conditions shall not be satisfied at the Time of Closing, the Purchaser may at its option:

(d)
refuse to complete the transactions contemplated herein by notice to the Vendors and in such event the Purchaser shall be released from all obligations hereunder provided that the Purchaser shall have the right to be indemnified in accordance with Article 6 for all Losses if such refusal is made due to circumstances referred to in Section 5.6(a) or 5.6(b); or

(e)	complete the transactions contemplated herein provided that the Purchaser should not have waived or be deemed to have waived any rights it may have to be indemnified in accordance with Section 6.1(a);

Provided that if any of representations 3.1(o)(xi), 3.1(o)(xii), or 3.1(o)(xiii) are not true on Closing for reasons beyond the reasonable control of the Vendors or any of them (excluding lack of finances), the Purchaser may, at its option, complete but shall not have any right to indemnification under Section 6.1(a) except that it shall be entitled to all insurance proceeds payable to the Vendors for any event or occurrence which falls within the foregoing representations.

5.7  Conditions for the Benefit of the Vendors

The sale by the Vendors and the purchase by the Purchaser of the Purchased  Assets is subject to the following conditions, which are for the exclusive benefit of the Vendors and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.2 will be true and correct in all material respects; and

(b)
the Purchaser will have performed or complied with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or  before Closing and shall have executed and delivered or caused to have been executed and delivered to the Vendors at the Closing all documentation and opinions as the Vendors’ Counsel reasonably requires.

5.8  GST

The Purchaser shall not be obliged to pay GST to the Vendors provided that the Purchaser is registered under the Excise Tax Act and executes the pertinent election.

5.9  Provincial Sales Tax.

The Purchaser covenants and agrees to pay to the Minister of Finance of British Columbia and the Minister of Finance of Ontario provincial sales tax in respect of this purchase within the time periods required under the Social Service Tax Act (British Columbia) and the Retail Sales Tax Act (Ontario).

5.10  Obligations Following Closing

(a)	The Vendors and Covenantor covenant and agree to:

(i)	use all reasonable commercial efforts following Closing to assist the Purchaser to:

(ii)	complete the transfer of all Approvals referred to herein;

(iii)	obtain consent from the Landlords of the Leased Premises to the assignment of the Leases; and

(iv)	obtain all other consents and approvals contemplated herein to transfer the Business to the Purchaser.

(v)	prepare and deliver to the Purchaser the Post-Closing Date Statements on or before 20 Business Days following the Closing Date;

(vi)	assist the Purchaser to prepare pro-forma financial statements for the Business as may be required by securities regulators regarding this transaction for the period Sept. 1, 2008 to Aug. 31, 2009.

(b)
The Purchaser covenants and agrees that it will not do any business transaction in the Vendors Bank Accounts to which it has been added jointly except to transfer funds received therein to other bank accounts of the Purchaser and to arrange for payment to it of funds securing the MCTU LOI’s, if applicable;

6.  INDEMNIFICATION

6.1  Indemnity

(a)
If the Closing shall occur, and subject to the provisions of this Article 6, the Vendors and the Covenantor hereby agree, jointly and severally, to indemnify and save the Purchaser harmless from and against all Losses incurred by the Purchaser as a result of:

(i)
any non performance or non fulfillment of any covenant or agreement on the part of the Vendors contained in this Agreement or in any document executed pursuant to, or contemplated by, this Agreement in order to carry out the transactions contemplated hereby; and

(ii)
any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Vendors contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby except that the Vendors shall not be required to indemnify or save harmless the Purchaser in respect of any such failure unless the Purchaser shall have provided notice thereof to the Vendors in accordance with Section 6.2 on or prior to the expiration of the survival period for that representation and warranty set out in Section 3.3.

(b)
If the Closing shall occur, and subject to the provisions of this Article 6, the Purchaser hereby agrees, jointly and severally, to indemnify and save the Vendors harmless from and against all Losses incurred by the Vendors as a result of:

(i)
any non performance or non fulfillment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any document executed pursuant to, or contemplated by, this Agreement in order to carry out the transactions contemplated hereby; and

(ii)
any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Purchaser contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby except that the Purchaser shall not be required to indemnify or save harmless the Vendors in respect of any such failure unless the Vendors shall have provided notice thereof to the Purchaser in accordance with Section 6.2 on or prior to the expiration of the survival period for that representation and warranty set out in Section 3.3.

(c)
The Vendors shall not be required to indemnify the Purchaser, and neither the Purchaser shall be entitled to recover from the Vendors, any amount for any claims described in Section 6.1(a) until and unless the amount which the Purchaser and the Guarantor are entitled to recover in respect of the Losses exceeds, in the aggregate, an amount equal to $5,000 (the “Deductible”), but if in excess of such amount, then for the entire amount of such Losses without deduction.

(d)
The Purchaser may set-off against any payments due or owing hereunder the amount of any Losses claimed by the Purchaser hereunder until the actual amount of the Losses are determined in accordance with this Section 6 at which time the actual amount may be set-off with the balance due or owing, if any, paid at the time of determination.

6.2  Procedures Relating to Indemnity Claims

The following procedures shall apply to claims for indemnification under this Article 6:

(a)
In the event that a Party shall incur or suffer any Losses (or shall reasonably anticipate that it shall suffer any Losses), in respect of which indemnification may be sought (an “Indemnification Event”) by such Party (an “Indemnified Party”) pursuant to the provisions of this Article 6 from the other Party (each, an “Indemnifying Party”), the Indemnified Party shall promptly submit to the Indemnifying Party an Indemnification Notice stating the nature and basis of such claim including, to the extent it is then known, a description in reasonable detail of the facts giving rise to the claim for indemnification hereunder and (if known) the amount or the method of computation of the amount of such claim, and a reference to the provisions of this Agreement upon which such claim is based; provided, however, that the failure of the Indemnified Party to give the Indemnification Notice promptly shall not relieve the Indemnifying Party of any liability that the Indemnifying Party may have to the Indemnified Party, except to the extent that the Indemnifying Party is prejudiced thereby.  In the case of Losses arising by reason of any third party claim, the Indemnification Notice shall be given within 14 days after receipt by the Indemnified Party of the filing or other written assertion of any such claim against the Indemnified Party, but the failure of the Indemnified Party to give the Indemnification Notice within such time period shall not relieve the Indemnifying Party of any liability that the Indemnifying Party may have to the Indemnified Party, except to the extent that the Indemnifying Party is prejudiced thereby.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within seven calendar days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the third party claim.

(b)	The Indemnified Party shall provide to the Indemnifying Party on request all reasonable information and documentation in the Indemnified Party’s possession:

(i)	that is not privileged and is reasonably necessary; and

(ii)	that is critical (whether or not privileged),

in each case, to support and verify any Losses which the Indemnified Party believes give rise to a claim for indemnification hereunder and shall give the Indemnifying Party reasonable access to all books, records and personnel in the possession or under the control of the Indemnified Party which would have bearing on such claim.

(c)	In the case of third party claims with respect to which an Indemnification Notice is given, the Indemnifying Party shall have the option, at its own expense:

(i)	to conduct any proceedings or negotiations in connection therewith;

(ii)	to take all other steps to settle or defend any such claim; and

(iii)	to employ counsel of the Indemnifying Party’s choosing and approved by the Indemnified Party, acting reasonably, to contest any such claim in the name of the Indemnified Party or otherwise.

(d)
The Indemnifying Party may not compromise or settle any claim without the Indemnified Party’s prior written consent, which may not be unreasonably withheld or delayed.  Should the Indemnifying Party provide written notice of its desire to settle any third party claim but the Indemnified Party does not provide written consent within a reasonable period of time, the Indemnified Party shall be responsible for any incremental costs and expenses incurred beyond the proposed settlement amount.  The Indemnified Party shall be entitled to participate at its own expense and by its own counsel in any proceedings relating to any third party claim and the Indemnified Party shall be entitled to participate with counsel of its own choice at the expense of the Indemnifying Party if, on the written advice of legal counsel, representation of both Parties by the same counsel presents a conflict of interest or is otherwise inappropriate under applicable standards of professional conduct, provided that in no event shall the Indemnifying Party be responsible for the expense of more than one set of such counsel in all events.  The Indemnifying Party shall, within 20 days of receipt of the Indemnification Notice, notify the Indemnified Party of its intention to assume the defense of any such claim.  Until the Indemnified Party has received notice of the Indemnifying Party’s intention to defend any such claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim.

(e)
If the Indemnifying Party shall decline to assume the defense of any claim, or shall fail to notify the Indemnified Party within 20 days after receipt of the Indemnification Notice of the Indemnifying Party’s election to defend such claim or fails to diligently defend such claim after electing to assume conduct, the Indemnified Party, at its discretion, may assume carriage of the settlement or of any legal, administrative or other proceedings relating to the third party claim and may defend or settle the third party claim on such terms as the Indemnified Party, acting in good faith, considers advisable and any Loss suffered by the Indemnified Party in the settlement of such third party claim or the conduct of any legal, administrative or other proceedings shall be added to the amount of the indemnity claim.

(f)
If a claim relates to an alleged liability of the Vendors or any person comprising the Vendors to any other Person including any governmental or regulatory body or any taxing authority, which is of a nature such that the Vendors or any person comprising the Vendors are required by Law to make a payment to a third party before the relevant procedure for challenging the existence or quantum of the alleged liability can be implemented or completed, then the Purchaser may, notwithstanding the provisions of paragraphs (a), (b), (c), (d) and (e) of this Section 6.2, make such payment and forthwith demand reimbursement for such payment from the Vendors in accordance with this Agreement; provided that, if the alleged third party claim, as finally determined upon completion of settlement negotiations or related legal proceedings, is less than the amount which is paid by the Vendors in respect of the related claim, then the Vendors or the Purchaser, as the case may be, shall, forthwith following such final determination, pay to the Vendors the amount by which the amount of the liability as finally determined is less than the amount which was so paid by the Vendors.

6.3  Right to Contest

Nothing in this Article 6 shall be construed as a limitation on the Indemnifying Party’s right to contest in good faith whether the Indemnified Party is entitled to indemnification pursuant to this Article 6 with respect to a particular claim.

6.4  Calculation and Adjustments

(a)	Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by an Indemnified Party shall be calculated after giving effect to:

(i)	any insurance proceeds received by or otherwise payable to the Indemnified Party (or any of its Affiliates) with respect to such Losses (collectively, “Insurance Benefits”); and

(ii)	any recoveries obtained by the Indemnified Party (or any of its Affiliates) from any party other than the Indemnifying Party.

(b)
The Purchaser agrees to maintain the insurance coverage that a prudent operator of a business similar to the Business would maintain following Closing.  Each Indemnified Party shall exercise commercially reasonable efforts to obtain such proceeds, benefits and recoveries.  If any such proceeds, benefits or recoveries are received by an Indemnified Party (or any of its Affiliates) with respect to any Losses after an Indemnifying Party has made a payment to the Indemnified Party with respect thereto, the Indemnified Party (or such Affiliate) shall pay to the Indemnifying Party the amount of such proceeds, benefits or recoveries (up to the amount of the Indemnifying Party’s payment).

Any amounts payable under this Article 6 (other than interest) shall be treated as an adjustment to the Purchase Price.

6.5  Subrogation

Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights of the Indemnified Party (and its Affiliates) against any third party in respect of the Losses to which such payment relates.  Such Indemnified Party (and its Affiliates) and Indemnifying Party shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

6.6  Mitigation

The Indemnified Party shall use commercially reasonable efforts to mitigate any Losses in respect of which indemnification under this Agreement or any other document or agreement contemplated hereby may be sought.

7.  ARBITRATION

7.1  Reasonable Commercial Efforts to Settle Disputes.

If any controversy, dispute, claim, question or difference (a “Dispute”) arises with respect to this Agreement or its performance, enforcement, breach, termination or validity, the Parties shall use all reasonable commercial efforts to settle the Dispute.  To this end, they shall consult and negotiate with each other in good faith and understanding of their mutual interests to reach a just and equitable solution satisfactory to all Parties.

7.2  Arbitration.

Except as is expressly provided in this Agreement, if the Parties do not reach a solution pursuant to Section 7.1 within a period of 15 Business Days following the first notice of the Dispute by any Party to the others, then upon written notice by any Party to the others, the Dispute shall be finally settled by arbitration in accordance with the provisions of the Commercial Arbitration Act (British Columbia) (the “CAA”), as amended or replaced based upon the following:

(a)
the arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within 10 Business Days following delivery of the written notice to arbitrate, any Party may apply to a judge of the Supreme Court of British Columbia to appoint an arbitrator.  The arbitrator shall be qualified by education and training to pass upon the particular matter to be decided;

(b)	the arbitrator shall be instructed that time is of the essence in the arbitration proceeding and, in any event, the arbitration award must be made within 30 days of the appointment of the arbitrator;

(c)
after written notice is given to refer any Dispute to arbitration, the Parties will meet within 15 Business Days of delivery of the notice to arbitrate and will negotiate in good faith to agree upon the rules and procedures for the arbitration, in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute and the values at risk, failing which, the rules and procedures for the arbitration shall be determined by the arbitrator;

(d)	the arbitration shall take place in Vancouver, British Columbia;

(e)
except as otherwise provided in this Agreement or otherwise decided by the arbitrator, the fees and other costs associated with the arbitrator shall be shared equally by the Purchaser on the one hand and the Vendors on the other hand and each Party shall be responsible for its own costs;

(f)
the arbitration award shall be given in writing, shall provide reasons for the decision, and shall be final and binding on the Parties, not subject to any appeal except under Section 31 of the CAA, and shall deal with the question of costs of arbitration and all related matters;

(g)	judgment upon any award may be entered in any Court having jurisdiction or application may be made to the Court for a judicial recognition of the award or an order of enforcement, as the case may be;

(h)
all Disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, conflict of laws rules, tort claims and interest claims) shall be governed by the substantive Law of British Columbia and the federal laws of Canada applicable therein; and

(i)
the Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise.

8.  GENERAL PROVISIONS

8.1  Public Disclosure

Except as may be required by Law, no public disclosure of the transactions or terms contemplated hereby will be made by any Party hereto without the prior consent of the others.

8.2  Further Assurances

Each of the Vendors and the Purchaser hereby covenants and agrees that at any time and from time to time after the Closing Date it will, at its expense and upon the request of the other, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required for the better carrying out and performance of all the terms of this Agreement.

8.3  Remedies Cumulative

The rights and remedies of the parties under this Agreement are cumulative and in addition and without prejudice to and not in substitution for any rights or remedies provided by Law.  Any single or partial exercise by any party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such party may be lawfully entitled for the same default or breach.

8.4  Notices

(a)
Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to any party hereto shall be in writing and shall be sufficiently given or sent or delivered if it is:

(i)	delivered personally to such party or to an officer or director of such party;

(ii)	sent to the party entitled to receive it by registered mail, postage prepaid, mailed in Canada; or

(iii)	if to the Purchaser, Purchaser’s Counsel or Vendors’ Counsel sent by facsimile.

(b)	Notices shall be sent to the following addresses or facsimile numbers:

(i)	To the Purchaser:

1200 - 777 West Broadway
Vancouver British Columbia, V5Z 4J7
Attention:  Mr. Toby Chu
Facsimile: (604) 871-9919 ◆
with a copy to:

Alexander Holburn Beaudin & Lang LLP
P.O. Box 10057, Pacific Centre
Suite 2700, 700 West Georgia Street
Vancouver, British Columbia, V7Y 1B8
Attention:  Mr. Ray Schachter
Facsimile: (604) 484-9700

(ii)	To the Vendors or the Covenantor:

                                                  ◆

with a copy to:

                                                                                                  ◆

or to such other address or facsimile number as the party entitled to or receiving such notice, designation, communication, request, demand or other document shall, by a notice given in accordance with this Section, have communicated to the party giving or sending or delivering such notice, designation, communication, request, demand or other document.

(c)	Any notice, designation, communication, request, demand or other document given or sent or delivered as aforesaid shall:

(i)	if delivered as aforesaid, be deemed to have been given, sent, delivered and received on the date of delivery;

(ii)
if sent by mail as aforesaid, be deemed to have been given, sent, delivered and received on the fourth Business Day following the date of mailing, unless at any time between the date of mailing and the fourth Business Day thereafter there is a discontinuance or interruption of regular postal service, whether due to strike or lockout or work slowdown, affecting postal service at the point of dispatch or delivery or any intermediate point, in which case the same shall be deemed to have been given, sent, delivered and received in the ordinary course of the mails, allowing for such discontinuance or interruption of regular postal service; and

(iii)	if sent by facsimile, be deemed to have been given, sent, delivered and received on the Business Day following the date the sender receives the confirmation of transmission.

8.5  Counterparts

This Agreement may be executed in several counterparts and by facsimile, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.  The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any Party hereto shall be effective as to evidence that Party’s intention to be bound by this Agreement and that Party’s agreement to the terms and provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

8.6  Legal and Other Professional Fees

Each of the Parties shall be responsible for all of their own expenses, including their respective legal, accounting, broker and other professional fees, in connection with the transactions contemplated hereby.

8.7  Assignment

The rights of the Vendors hereunder shall not be assignable without the prior written consent of the Purchaser.  The Purchaser shall have the right to designate on or before Closing which of the Purchased Assets are to be transferred to Sprott-KGIC or to Sprott-KGIBC and may also designate that all or any part of the IP may be transferred to another party which directly or indirectly controls the Purchaser ("IPCo").  In the event of any such designation and transfer of the IP the Vendors agree that they will execute and deliver to the Purchaser on Closing the Vendor/IPCo Indemnity pursuant to which the Vendors will be jointly and severally liable to IPCo in the event of any breach of any Vendors' representation and/or warranty in this Agreement relating to the IP so transferred.

8.8  Personal Data

In respect of any Personal Data, the Purchaser covenants and acknowledges:

(a)	prior to the Closing, to use the Personal Data solely for purposes relating to the transactions contemplated by this Agreement; and

(b)
to the extent required by applicable Laws, any Person whose Personal Data has been disclosed to the Purchaser will be notified by the Purchaser that the transactions contemplated by this Agreement have taken place and that such Personal Data was disclosed to the Purchaser as a consequent of such transactions.

8.9  Successors and Assigns

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and permitted assigns.  Nothing herein, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.10  Entire Agreement

This Agreement, including the Schedules, Escrow Agreement and the Non Competition and Confidentiality Agreements constitute the entire agreement between the parties hereto and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, including the Letter of Intent, as amended or extended to the date hereof.  There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.

8.11  Waiver

Any party hereto which is entitled to the benefits of this Agreement may, and has the right to, waive any term or condition hereof at any time on or prior to the Closing Time; provided however, that such waiver shall be evidenced by written instrument duly executed and delivered on behalf of such party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.12  Amendments

No modification or amendment to this Agreement may be made unless agreed to by the parties hereto in writing.

8.13  Survival

Except as otherwise specified in this Agreement, each party hereby agrees that all provisions of this Agreement shall not merge on, and shall survive, the execution and delivery of this Agreement and the completion of the transactions contemplated hereby.
IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

KGIC BUSINESS COLLEGE (2010) CORP.
Per: /s/Toby Chu Authorized Signatory	Toby Chu Name and Title
KGIC LANGUAGE COLLEGE (2010) CORP.
Per: /s/Toby Chu Authorized Signatory	Toby Chu Name and Title
LIMPARK INVESTMENTS LTD.
Per: /s/Sung S. Lim Authorized Signatory	Sung S. Lim Name and Title
KGIB COLLEGE CORP.
Per: /s/Tan Paek Authorized Signatory	Tan Paek Name and Title
KGIC COLLEGE INC.
Per: /s/Sung S. Lim Authorized Signatory	Sung S. Lim Name and Title
664054 B.C. LTD.
Per: /s/Chris Choi Authorized Signatory	Chris Choi Name and Title
LIMKWON INVESTMENTS LTD.
Per: /s/Sung S. Lim Authorized Signatory	Sung S. Lim Name and Title
KGIBC TORONTO INC.
Per: /s/Sung S. Lim Authorized Signatory	Sung S. Lim Name and Title
PAEK INVESTMENT CORPORATION
Per: /s/Tan Paek Authorized Signatory	Tan Paek Name and Title
SIGNED in the presence of:

/s/J.U. (John) Park
Signature

J.U. (John) Park
Name (printed)

Suite 1800, 401 West Georgia Street
Vancouver, BC, Canada V6B 5A1
Address

Barrister & Solicitor, Lindsay Kenney LLP
Occupation
	) ) ) ) ) ) ) ) ) ) ) )	/s/Sung S. Lim SUNG S. LIM